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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 10SB

            GENERAL FORM FOR REGISTRATION OF SECURITIES
              PURSUANT TO SECTION 12(b) OR (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                         WCOLLECT.COM, INC.
                         ------------------
       (Exact name of Company as specified in its charter)

FLORIDA						95-4727693
-------------------------------           ----------------------
(State or other jurisdiction of		(I.R.S. Employer
incorporation or organization)		Identification No.)

Suite 650, 9107 Wilshire Boulevard
Beverly Hills, California                 90210-5519
----------------------------------        ----------------------
(Address of principal executive offices)  (Zip Code)

Registrant's telephone number, including area code:	1-800-730-5505

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered
-------------------              ------------------------------
None                                          None

Securities to be registered pursuant to Section 12(g) of the Act:

                  50,000,000 Shares of Common Stock
                  ---------------------------------
                           (Title of class)

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                          TABLE OF CONTENTS

                                                              Page
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COVER PAGE                                                       1

TABLE OF CONTENTS                                                2

PART I                                                           3

     DESCRIPTION OF BUSINESS                                     3

     DESCRIPTION OF PROPERTY                                    23

     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES    24

     REMUNERATION OF DIRECTORS AND OFFICERS                     27

     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
       SECURITYHOLDERS                                          27

     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS  29

     SECURITIES BEING OFFERED                                   30

PART II                                                         34

     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
       COMMON EQUITY AND OTHER STOCKHOLDER MATTERS              34

     LEGAL PROCEEDINGS                                          35

     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS              35

     RECENT SALES OF UNREGISTERED SECURITIES                    35

     INDEMNIFICATION OF DIRECTORS AND OFFICERS                  37

PART F/S                                                        39

     FINANCIAL STATEMENTS                                      F-1

PART III                                                        40

     INDEX TO EXHIBITS                                          40

SIGNATURES                                                      41

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                             PART I

The issuer has elected to follow Form 10-SB, Disclosure Alternative
2.

Item 6.  Description of Business

WCollect.Com, Inc. (the "Company") is an electronic commerce company which specializes in offering fine art, sports memorabilia and entertainment collectible products for sale via the Company's Web sites on the Internet. The Company offers products for sale at fixed prices through the Gallery Shop sections of the Company's Web sites and through auctions conducted through the Auction House sections of the Company's Web sites. The Company generally acts as an intermediary for sales of fine art, sports memorabilia and entertainment collectibles which are purchased through the Company's Web sites. The Company earns revenues on a commission and fee basis.

The Company started operations of its Web sites in February, 1999. The Company remains in the development stage. The Company did not achieve any revenues through to the period ending June 30, 1999 and has achieved minimal revenues through to the date of this
registration statement.   The Company's Web sites are not fully
operational as of the date of this registration statement due to the inability of the Company to operate the Auction House sections of its Web sites. The Company is currently in the process of attempting to restore its Web sites to operation as early as possible by installing its own auction engine software for the operation of the Auction House sections of its Web sites. See Item
6. "Description of Business - Operations and Technology".

CORPORATE BACKGROUND

Corporate Organization

The Company is a Florida corporation which was incorporated on October 10, 1989. The Company completed a change of name from "HHHP, Inc." to "WCollect.Com, Inc." on February 12, 1999. The Company was inactive prior to February, 1999 when the Company completed the acquisition of Mindcorp, LLC, as discussed below.

The shares of the Company are quoted for trading on the Nasdaq OTC Bulletin Board under the symbol "WCLT".

The Company is the owner of two wholly owned subsidiaries, MindCorp, LLC ("MindCorp") and ArtWorks International Corp.
("ArtWorks"). MindCorp is a limited liability company organized under the laws of the State of Nevada on August 4, 1998. ArtWorks is a Barbados international business corporation incorporated on March 6, 1998.

Acquisition of MindCorp, LLC

The Company acquired MindCorp from Mr. Stewart Irvine ("Irvine"), a director and the President of the Company, pursuant to an agreement between the Company and Mr. Irvine dated February 1, 1999 (the "Mindcorp Acquisition Agreement"). The Company issued a total of 2,375,000 restricted shares of common stock of the Company to Mr. Irvine in consideration for the transfer of MindCorp by Irvine to the Company. The closing date of the acquisition of Mindcorp was February 16, 1999.

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MindCorp undertook the initial development of
the Company's business during the period from August, 1998 to February, 1999.

Acquisition of ArtWorks International Corp.

The Company acquired ArtWorks from Stewart Irvine, Robin Hendry, Raymond Spence, Richard Blank and Scott Lanoff (collectively, the "ArtWorks Shareholders") pursuant to an agreement between the Company and the Artworks Shareholders dated February 19, 1999 (the "Artworks Acquisition Agreement"). The closing date of the acquisition of Artworks was March 19, 1999. The Company issued a total of 375,000 restricted shares of common to the ArtWorks Shareholders in consideration for the transfer of ArtWorks to the Company. Mr. Stewart Irvine, a director and the President of the Company, was the holder of a majority of the shares of ArtWorks and received 196,875 shares of common stock of the Company on completion of this acquisition. Artworks designed and developed a collection of artwork by artist Peter Max and photographer Tim Graham known as the "Princess Diana Collection".

The financial statements of the Company up to February 16, 1999 reflect the operations of Mindcorp and Artworks pursuant to the accounting requirements for reverse acquisitions.

INDUSTRY BACKGROUND

Growth of the Internet and the World Wide Web (the "Web")

The Internet and the World Wide Web are experiencing dramatic growth in terms of the number of users. International Data Corporation ("IDC") has estimated that the number of Web users will increase from approximately 31 million in 1998 to 183 million by 2003. The growth in the number of Web users and the amount of time users spend on the Web is being driven by the increasing importance of the Internet as a communications medium and an information resource and a sales and distribution channel.

Growth of Online Electronic Commerce

The Internet is dramatically affecting the methods by which consumers and businesses are buying and selling goods and services. IDC has also estimated that the amount of commerce conducted over the Web may top $1 trillion by 2003. Electronic commerce offers the opportunity to establish new competitive standards by expanding distribution channels, integrating internal and external processes and offering a cost-effective method of providing products and services. The Internet provides online merchants with the ability to reach a global audience and to operate with minimal infrastructure, reduced overhead and greater economies of scale, while providing consumers and businesses with a broad selection, increased pricing power and unparalleled convenience. As a result, a growing number of parties are transacting business on the Web.

Growth of Online Auctions

Online auctions have become increasingly popular on the Internet as the use of the Internet has grown. The Internet provides the means to overcome the limitations of traditional auctions as it can handle large quantities of data, appears to be able to support an almost infinite number of products and services and provide a central platform for buyers and sellers to trade on an almost global basis. IDC stated that the online auction is quickly becoming a critical component for any electronic

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commerce site that wants to market a portion of its merchandise online. The online auction represents a new way for companies to conduct business with an increasingly global customer base.

The Company's Market Opportunity

The market for fine art, entertainment collectibles and sports memorabilia products has traditionally been conducted through trading forums such as auction houses, traditional retailing and direct purchases from artists, owners and collectors. These traditional markets often contain inefficiencies, including:

A.	traditional markets are fragmented and regional in nature, making it difficult and expensive for buyers and sellers to meet, exchange information and complete transactions;

B.	consumers have access to a limited variety of products;

C.	artists, owners and collectors may be forced to pay high
transaction costs to intermediaries;

D.	transactions are inefficient as both buyers and sellers lack a reliable and convenient means for setting prices for sales or purchases.

The Company's Solution

The Company's business uses the Internet to create an exciting and accessible marketplace in which artists, owners and collectors can sell fine art, entertainment collectibles and sports memorabilia directly to consumers with lower transaction costs. The Company's business offers the following benefits:

A.	artists, owners and collectors are able to efficiently access a broad base of consumers without regional limitations;

B.	consumers are able to access and compare a wide variety of
products, irrespective of their regional location;

C.	the Company is able to offer its services as an intermediary at prices which are less than traditional intermediaries;

D.	consumers can purchase products at all hours;

E.	consumers are able to review on-line information about products offered.

WCCOLLECT.COM BUSINESS

The Company specializes in offering fine art, sports memorabilia and entertainment collectible products for sale via the Company's
Web sites.   The Company's objective is to provide a distinct range
of content for sale with the objective of establishing the Company as the premier Web sites for the purchase of fine art, entertainment collectibles and sports memorabilia products. The Company commenced operations of its Web sites in February, 1999. The Company's business and its Web sites remain in the development stage.

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Due to the dispute with Varcom described herein, the Company's Web sites are not fully operational as of the date of this registration statement. See Item 6. "Description of Business - Operations and
Technology".

Internet consumers are offered the opportunity to purchase fine art, entertainment collectibles and sports memorabilia products through the Auction House and the Gallery Shop sections of the
Company's Web sites.   Products which are offered for sale through
the Gallery Shop are offered at fixed prices. Products that are offered for sale through the Auction House are sold through an automated auction bidding process.

The Company generally does not purchase products itself for sale to consumers. The Company generally acts as an intermediary for sales of fine art, sports memorabilia and entertainment collectibles products which are purchased through the Company's Web sites. The Company earns revenues on a commission and fee basis.

The Company's business is summarized as follows:

A.	The Company enters into contractual arrangements with content providers, who may be artists, owners or collectors, who are prepared to offer fine art, entertainment collectibles or sports memorabilia products for sale through the Company's Web sites;

B.	The Company posts the products for sale through the Auction
House or the Gallery Shop sections of the Company's Web sites;

C.	Internet consumers access the Company's Web sites and are
offered the opportunity to bid on products through the Auction
House or purchase products directly through the Gallery Shop;

D.	The Company secures payment of products from Internet users
and arranges for  delivery of products to purchasers.

Product Content and Procurement

With limited exceptions, the Company does not purchase these products for re-sale but enters into contractual agreements with owners of the products whereby the products are offered for sale on its Web sites.

The Company has entered into agreements and continues to negotiate with collectors, publishers, reproduction companies and artists. The Company attempts to enter into fixed term agreements with content providers which provide that the Company will be the exclusive Internet market of the content providers products. The Company intends to use these contractual agreements to establish strategic partnerships with a wide range of highly regarded store owners, dealers and private collectors who are able to provide products.

The Company recognizes that the quality of products offered for sale by the Company is essential to the success of its business. Accordingly, the Company is continually attempting to expand its network of content providers in order to maintain an optimal product mix of products which may be offered for sale. The Company believes that obtaining secure access to marketable products will enable the Company to create a competitive advantage over its competitors.

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The Company has created a content acquisition team in order to
secure products for its Web sites.   The content acquisition team
is able to go to a providers location with digital computer technology to document authenticated fine art and collectibles for uploading to its Web sites for sale in the Gallery Shop or for bidding in the Auction House.

Authentication Process

The Company's objective is to ensure that all products offered for sale on the Company's Web sites are authenticated and are true originals. The Company recognizes that authentication is a key to differentiating its Web sites from general auction Web sites, such as eBay, Ubid, where there is no control over the products which are posted for auction. To preserve this competitive advantage, the Company takes measures to ensure that products are not the subject of fraud or misrepresentation.

The Company undertakes what it believes are reasonable efforts to distinguish itself from competitors and protect itself from liability to customers by marketing only products which have either been determined by the Company to be the genuine article, or which, whenever possible, have been authenticated by an individual or assembly of experts in their given fields. In the event that the Company is not able to determine the origin of an article with reasonable certainty and the Company desires to place the article on sale or at auction, the Company will make an effort to alert customers of the difficulties in ascertaining the origin of the article and will direct the customer to use the customer's own best decision making judgment before making a purchase.

The Company will note products which are "guaranteed authentic" by the Company or which have been "authenticated" by experts. The Company may be liable to purchasers of products which it indicates are "guaranteed authentic" or "authenticated" in the event that the product purchased is not the genuine article. The Company intends to note products which the Company has not been able to authenticate with a "use caution" seal or similar notation. Notwithstanding that the Company undertakes to place purchasers on notice to use their own due diligence in items noted with the "use caution" seal, there is no assurance that the Company will not be held liable to a purchaser who has purchased a product which is not the genuine article and has been noted with the "use caution" seal.

Advisors

The Company has established a network of advisors who have various expertise in the areas of art, entertainment collectibles and sports memorabilia. These advisors provide consulting services to the Company and assist the Company in obtaining content for the Company's Web sites and in the authentication process. The Company views its network of advisors as an important component of the Company's content acquisition process as these advisors are capable of introducing the Company to content providers, to assessing the products of content providers and assisting the Company to enter into agreements with content providers. The Company's advisors are also an important component in completion of the Company's authentication process. The Company is able to consult with its advisors in determining whether products to be sold on the Company's Web sites are genuine or if there is a risk that a product may not be a genuine article.

The Company had anticipated formalizing its network of advisors by establishing an advisory board. The Company has not yet established a formal advisory board but may pursue this objective in the future.

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Posting of Products on the Web Sites

The Company posts products for sale through the Gallery Shop or for auction through Auction House sections of the Company's Web sites once an agreement with a content provider is reached.

The Company employs high speed digital scanners, digital photographic equipment and computer software to create digital images of products to be offered for sale. The Company then posts a description of each product for sale on its Web sites together with a digital image of the product. The Company uses multi-media presentations of products with the objective of providing an entertaining and engaging experience for Internet users.

The Company charges a fee to each content provider whose products are posted for auction through its Web sites. The fee consists of a nominal placement fee and a success fee that steps down from 10% to 2.5% of the transaction purchase price. The success fee is payable only if the auction is concluded with a successful bid. The Auction House enables content providers to bypass traditionally expensive, regionally fragmented intermediaries and transact business on a 24 hours a day, seven days a week basis. Reduction of intermediary costs gives rise to the potential for lower selling costs and an increased likelihood that a content provider will find buyers willing to pay his or her target price. As a result, relatively inexpensive items that had previously been prohibitively expensive to list through most traditional trading forums may be sold through the Company's Web sites.

The Company charges a negotiated fee or commission for sales of products which are sold through the Gallery Shop. The Company earns the fee or commission upon completion of the sale of a product and receipt by the Company of funds from the purchaser. Fees and commissions charged are generally within the range of 25% to 50% of the purchase price

Interaction between the Internet User and the Web Sites

Internet users accessing the Company's Web sites are presented with the opportunity to purchase products at the Gallery Shop or to bid for products listed at the Auction House. Internet users are able to view pictures and descriptions of products offered for sale in an entertaining and engaging multimedia format on the Company's Web sites.

The Company has attempted to create a distinctive environment on its Web sites by utilizing an entertaining and interactive format. The Company attempts to establish a sense of community with the objective of promoting trade and communications between collectors, buyers and sellers, without the need for the Company to intervene and play a significant role in the trading process. The auction format is designed to create a sense of urgency among buyers to bid for goods because of the uncertain future availability of a unique item on the site. Similarly, by accepting multiple bids at increasing prices, the auction format provides sellers a more efficient means of obtaining a maximum price for their products.

The Company's Web sites contain an online interactive self-service to assist customers with product selection, final choice and method of payment, reducing time, effort and expense by allowing customers to set up their own information and receive e-mail notification of products that interest them, thereby reducing their catalogue perusal time.

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Product Delivery and Payment

Customers purchasing products through the Company's Web sites are given the option of entering their credit card information and purchasing directly on the Internet or calling the Company in order to confirm their order and payment by telephone. The Company offers this service as many Internet users perceive a security risk in using their credit card information to purchase products directly on the Internet. The Company uses secured transaction software in order to ensure that customers are able to purchase products on its Web sites with minimal risk. The Company recognizes that secured credit card transactions are essential to convincing users to purchase products via its Web sites.

The Company has entered into a merchant arrangement with eCharge Corporation, a company which offers an alternative payment option to Internet consumers by allowing them to "charge" purchases of goods from e-commerce sites to their local telephone bill. The eCharge billing system has been represented to the Company as being more secure than other Internet payment alternatives as there is no transfer of private data or account numbers over the Internet. The Company views this alternative as an attractive means of enabling Internet consumers who are concerned about private data issues and credit card fraud to purchase products from the Company's web site.

Once a product is purchased, the Company provides the content provider with the purchaser's information. The content provider is responsible for delivering the product to the consumer and for obtaining appropriate insurance coverage. The Company pays the content provider within 30 days of delivery of confirmation of a purchase.

STATUS OF THE DEVELOPMENT OF THE COMPANY'S BUSINESS

The development of the Company's business was started in August, 1998 by MindCorp. The Company's "www.wcollect.com" Web site was launched in February, 1999 and has been in active operation since that date. The Company did not achieve any revenues through to the period ending June 30, 1999 and remains in the development stage. The Company has achieved minimal revenues through to the date of
this registration statement.   The Company's Web sites are not
fully operational as of the date of this registration statement due to the inability of the Company to operate the Auction House sections of its Web sites. See Item 6. "Description of Business - Operations and Technology". The Company has achieved minimal revenues from the operations of its Web sites to date.

The Company is continuing to work to optimize its business format and Web site operations. The Company has been evaluating the performance of its auction engine, gallery and shopping cart software since the commencement of operations and has continued with the development of its own software for its Web site operations. The Company has also been undertaking preliminary marketing efforts, including: researching the demographics of its users to better define its marketing plan, creating relationships in the entertainment and sports industries and building relationships with content providers. The Company has not been able to implement all components of its marketing strategy since the commencement of operations due to a lack of funds.

The Company is commencing the process of changing its operating
name from "WCollect.Com" to "unific.com".   The Company plans to
change the principal Web site for the Company's business operations to "www.unific.com" as this change of business name is completed. The Company is also in the process of upgrading its Web site operations infrastructure. The Company anticipates that this upgrade will be completed within the next three to six months

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The Company has entered into agreements with over one hundred (100)
content providers who have agreed to offer products for sale via the Company's Web sites. The Company has to date entered into agreements whereby the Company will offer original works of art by Andy Warhol, Peter Max, Tony Bennett, John Lennon, Elliot Arkin and Barret DeBusk for sale via the Company's Web sites.

The Company's subsidiary, Artworks, designed and developed the Princess Diana Collection, consisting of a collection of art work by artist Peter Max and photographer Tim Graham. ArtWorks established a strategic marketing relationship in 1998 with the International Red Cross and Red Crescent Foundation for the distribution and sale of the Princess Diana/Peter Max Commemorative series of posters and other products based on original paintings by world renowned artist, Peter Max. ArtWorks completed the first global Internet charity event with International Red Cross and Red Crescent Foundation in 1998 whereby the Princess Diana Collection was marketed via the Internet and a portion of the proceeds of sale
donated to Red Cross and Red Crescent Foundation.   The Company is
not currently marketing or completing any sales of the Princess Diana Collection. The Company anticipates marketing the Princess Diana Collection in the Year 2000.

The Company entered into an agreement with the National Academy of Recording Arts and Sciences Inc. ("NARAS") dated February 10, 1999 (the "NARAS Agreement") whereby the Company obtained the exclusive rights to market and sell the "41st Annual Grammy Awards Official Poster" over the Internet. This agreement represented the first time that NARAS had extended reproduction and distribution rights of their event poster to an outside independent organization. The rights were granted to the Company in consideration for the payment
by the Company to NARAS of $25,000.   The Company implemented
widespread distribution and sales of this poster through its Web sites and through other promotions. A copy of the NARAS Agreement is attached to this registration statement and is made a part of this registration statement by reference. The information provided in this registration statement with respect to the NARAS Agreement is qualified in its entirety by reference to the complete texts of the agreement.

The Company entered into an agreement with Justsystem Corporation of Japan ("Justsystem") dated July 21, 1999 (the "Justsystem Agreement"). The Justsystem Agreement sets forth the understanding between the Company and Justsystem for the marketing and promotion of the Company's Web sites to users in Japan. The Company and Justsystem have agreed to consult with each other on various issues in connection with the marketing of the Company's business in Japan; including, establishment of a marketing plan, public relations and promotional events, identification and purchase of advertising, selection of appropriate artwork and collectible products for sale to Japanese consumers, appropriate use of technology and customer service and technical support. As part of this arrangement, the Company anticipates establishing a localized Japanese Web site which will be hosted in Japan by Justsystem and
will be in the Japanese language.   Each party will be responsible
for its own costs incurred in connection with the agreement. The Company will pay to Justsystem a fee ranging from 10% to 15% of all items sold by the Company which originate from Japan until such time as the gross revenues realized by the Company from sales originating in Japan from the localized Web site exceed 20,000,000 Japanese yen. The fee to be paid by the Company to Justsystem will be negotiated in good faith after such time as the gross revenues realized by the Company from sales originating in Japan from the localized Web site exceed 20,000,000 Japanese yen (approximately $186,000 based on exchange rates as of October 13, 1999). The Company and Justsystem have agreed on the first quarter of the year 2000 for the commencement of their joint marketing efforts in Japan. No revenues have been realized by the Company to date from sales attributable to the Justsystem Agreement. A copy of the Justsystem Agreement is attached to this

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registration statement and is made a part of this registration statement by reference. The information provided in this registration statement with respect to the Justsystem Agreement is qualified in its entirety by reference to the complete texts of the agreement.

BUSINESS DEVELOPMENT AND MARKETING STRATEGY

The Company's objective is to become the Internet electronic commerce site of choice for potential purchasers and suppliers of art, entertainment collectibles and sports memorabilia. The
Company intends to achieve this objective by pursuing the following key strategies:

Expansion of Business Scope and New Revenue Streams

The Company has determined to pursue the expansion of its scope of business beyond its current business of retailing and auctioning art, entertainment collectible and sports memorabilia products through the Company's Web sites. The Company's expansion is proposed to generate additional revenue opportunities while building on the Company's current operational base. The Company is considering expansion in the following areas as a means of increasing the Company's business and revenue opportunities:

A.	hosting online Internet auctions for charities, cause related events and other special events;

B.	marketing special event ticket sales and on-line broadcasting of special events;

C.	developing new products in partnership with content providers, such as entertainment companies, celebrities and sports figures, and marketing these products on the Company's Web sites;

D.	establishing localized Web sites of the Company's North American
Web sites in countries outside of North America;

E.	entering into strategic relationships with entertainment
companies, celebrities and sports figures for the co-marketing of events and products

The Company has not completed expansion into the proposed areas and has yet to realize any revenue from these opportunities. The Company is continually evaluating its proposed expansion and may elect not to pursue expansion in the areas listed and may alter the proposed expansion. There is no assurance that the Company will complete the expansion or achieve revenues from this expansion.

Adoption of Trade Name "Unific.Com"

The Company has adopted the new operating trade name Unific.com. The Company has undertaken this change of name in anticipation of the expansion of its business scope, as discussed above. The Company believes that the new name will be more advantageous when the Company starts to expand its business scope. The Company's objective will be to create the Unific.com name as a recognized brand name associated with the Company's business and Web sites.

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Offer a Unique Internet Source of Fine Art, Entertainment
Collectibles and Sports Memorabilia

The Company will attempt to ensure that the content provided on its Web sites consists of unique fine art, entertainment collectibles and sports memorabilia which is not available elsewhere on the Internet. The Company will attempt to reinforce and expand its network with content providers in order to achieve this objective. The Company recognizes that establishment of the Company as a recognized leader in the Internet marketing of fine art, entertainment collectibles and sports memorabilia products is essential to continuing to attract high quality products for marketing through the Company's Web sites.

Increasing Awareness of the WCollect.Com Web Site

The Company operates in a market in which awareness of the Company's Web sites is essential to attracting a high level of customer awareness and traffic. The Company's strategy is to increase recognition of the Web sites and its brand names through a variety of marketing and promotional techniques. Specifically, the Company intends to increase awareness of the Company's Web sites and business using advertising and special event promotions with high profile organizations, such as the National Academy of Recording Arts and Sciences.

The Company plans to conduct direct mailing and advertising programs in traditional media to directly contact prospective customers for the Company's business. The Company plans to initiate a direct response program which would include supplements in high profile newspapers, magazines and sky-malls introducing the Company's unique products and services.

The Company plans to conduct Internet auction and cause-related events with well-known charities and organizations. An example of a cause-related event planned by the Company is a celebrity auction for the New World Symphony. The Company will host the Internet auction of items which have been donated for the benefit of the New World Symphony. The Company will receive a commission on all auction sales completed at this cause-related event. The Company's objective in undertaking cause-related events is to both achieve operating revenues and increase the exposure of the Company and its business.

Promote Repeat Visits and Usage of the Web Sites

The Company has designed its Web sites to encourage repeat use by customers and potential customers, since each return visit represents another opportunity for the Company. The Company believes that its auction format and unique content encourage bidders to return. The Company also employs multimedia presentations of sections in its Web sites in order to stimulate buyer interest and provide an engaging experience for the Internet consumer.

Expand the Capabilities of the Company's Web Sites

The Company will pursue the continual enhancement of the functionality and attractiveness of its Web sites. The Company is completing the upgrade of its Internet servers and Web site operations in order to increase the capacity and functionality of the Company's Web sites. The Company also plans to expand the capability and increase the performance of its Web sites by incorporating additional features, such as: advanced search capabilities, artificial intelligence modules, robust text and graphics and user preference search results. The Company is currently undertaking this

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development and anticipates starting to integrate additional features into its Web sites by the end of the calendar year.

Customer Monitoring and Data Gathering

The Company believes that increased information regarding the customers using the Web sites will assist the Company in marketing
its business and increasing revenues.   At present, the Company
gathers minimal information regarding users of the Company's Web sites. The Company is proposing to expand the capability of its Web sites to obtain personal and business profile information regarding users of the Web sites. This information will assist in marketing the Company's business to content providers who may choose to market their products for sale on the Company's Web sites. Information regarding the location, nature of business, wealth and other marketing criteria of users of its Web sites will assist the Company in developing user profiles which will assist in convincing content providers to market their products via its Web sites. The Company has no plans to sell any customer lists generated by this information gathering.

PLAN OF OPERATIONS

The Company's plan of operations for the twelve months following the date of this registration statement is to complete the following objectives within the time period specified:

A.	The Company plans to hire public relations and marketing firms to assist in marketing of the Company's business and Web sites. The Company anticipates spending approximately
$250,000 on this marketing expense over the next twelve months. This marketing expense includes the change of the Company's business name from "WCollect.Com" to Unific.com;

B.	The Company plans to complete the upgrade and relocation of
its Web sites by the end of December, 1999. The Company will continue the upgrade of computer hardware and software as required to manage usage of the Company's Web sites and to implement enhancements to the Company's Web sites. The
Company anticipates spending approximately $440,000 on this operational expense over the next twelve months;

C.	The Company plans to undertake advertising and marketing
promotions in both traditional and Internet media.   The
Company anticipates spending approximately $550,000 on this market expense over the next twelve months;

D.	The Company plans to continue to secure products for the
Company's Web sites by pursuing and entering into additional agreements with content providers. The Company anticipates spending approximately $236,000 on this expense over the next twelve months.

E.	The Company plans to increase the size and staffing of its
Beverly Hills, California office. The cost and timing of this expansion will depend on a number of factors, including the acceptance of the Company's business, the revenues achieved by the Company and the financing available to the Company. The Company anticipates spending approximately $250,000 on this operational expense over the next twelve months.

The Company anticipates that it will spend approximately $1,700,000 over the next twelve month period in pursuing the Company's stated plan of operations. Of these anticipated expenditures, the Company anticipates that approximately $700,000 will be required to be spent on the Company's plan of operations in the next six months.
Of this amount, the Company anticipates that $15,000 will be realized from operating revenues of the Company and $685,000 will be raised by additional equity financings of the Company.

The Company anticipates it will be able to complete the stated plan of operations if the additional equity financing can be achieved. The actual expenditures and business plan of the Company may differ from the stated plan of operations. The Board of Directors of the Company may decide not to pursue the stated plan of operations. In addition, the Company may modify the stated plan of operations based on the available amount of financing in the event that the Company cannot achieve the required equity financings to complete the stated plan of operations. The Company does not have any arrangement in place for any debt or equity financing which would enable the Company to meet the stated plan of operations.

The Company has agreed to retain the firm of McKenzie Shea, Inc. ("MSI") to advise the Company on its capital structure and the structure of future financings. The Company will issue to MSI a total of 925,155 shares of its Common Stock upon commencement of this engagement. The Company has also agreed to pay to MSI a monthly consulting fee and a success fee on any financings resulting from the Company's arrangement with MSI. There is however no assurance that the Company's arrangement with MSI will result in any additional equity or debt financing for the Company. MSI is not obligated to provide any financing for the Company.

The Company entered into an agreement with Universal Commerce Ltd. ("Universal Commerce") dated August 15, 1999 (the "Universal Commerce Agreement"). The Company has engaged Universal Commerce to provide corporate finance services to the Company, including sourcing of interim financing, corporate structuring, introducing the Company to investment banking firms and assisting the Company with corporate development plans. The Company has agreed to issue 800,000 shares of Common Stock to Universal Commerce upon successful completion of the corporate finance services by Universal Commerce. The Company issued 200,000 shares of Common Stock to Universal Commerce on October 13, 1999 in consideration of the services completed by Universal Commerce to October 13, 1999. A copy of the Universal Commerce Agreement is attached to this registration statement and is made a part of this registration statement by reference. The information provided in this registration statement with respect to the Universal Commerce Agreement is qualified in its entirety by reference to the complete text of the agreement.

In the event the Company is not successful in achieving any further sales of its common stock, the Company anticipates that it could sustain its business operations for approximately three months without additional equity financing based on the Company's current cash position. Due to the Company's lack of operating history and minimal revenues, there exits substantial doubt about the Company's ability to continue as a going concern, as stated in Note 1 to the Company's financial statements.

The Company anticipates continuing operating losses in the foreseeable future as the Company has had a short operating history with minimal revenues. The Company bases this expectation in part on the basis that the Company will incur substantial operating expenses in completing its stated plan of operations. The Company's future financial results are also uncertain due to a number of factors, many of which are outside the Company's control. These factors include, but are not limited to:

A.	the ability to increase customer traffic on the Company's Web sites;

B.	the ability to attract customers who are prepared to purchase products on the Company's web site;

C.	the ability of the Company to enter into agreements with
content providers who are prepared to give the Company exclusive rights to market their products on the Internet;

D.	the amount and timing of costs relating to expansion of the
Company's operations;

E.	the announcement or introduction of competing Web sites and
products of competitors; and

F. 	general economic conditions and economic conditions specific to the Internet and electronic commerce.

The Company believes the above statements may be forward-looking statements. Actual results of the Company and the Company's actual plan of operations may differ materially from what is stated above. Factors which may cause the actual results of the Company or its actual plan of operations to vary include, among other things, decisions of the board of directors not to pursue a specific course of action based on its re-assessment of the facts or new facts, changes in the Internet business or general economic conditions and those other factors identified herein. The Company relies upon the protection afforded forward-looking statements provided by the United States Securities Act of 1933 and the Securities and Exchange Act of 1934.


EMPLOYEES

As of October 13, 1999, the Company had four (4) employees, including Mr. Stewart Irvine, President of the Company, Mr. Andrew Zucker, Secretary of the Company, Mr. Ken Maude, Chief Financial Officer of the Company and Mr. Clifford Wildes, Chief Operating
Officer of the Company.    Of these employees, two (2) are full-
time employees and two (2) are part-time employees. In addition, the Company has ten (10) full-time equivalent contract personnel and seven (7) part-time contract personal.

The services of Mr. Stewart Irvine as President of the Company are provided pursuant to an employment agreement dated February 1, 1999 between the Company and Mr. Irvine (the "Irvine Employment Agreement"). The term of the Irvine Employment Agreement is for a
five year term commencing on February 1, 1999.   The agreement is
automatically renewable for successive periods of two (2) years unless terminated by either party upon (90) days prior written notice. The Company paid to Mr. Irvine a base salary of $120,000 per year ($10,000 per month) from February 1, 1999 to June 30, 1999. The base salary was increased to $175,000 per year effective as of July 1, 1999 upon the Company and Mr. Irvine agreeing that the Company had completed certain financial milestones, as contemplated in the Irvine Employment Agreement. The Irvine Employment Agreement also provides that the compensation will be determined by industry standards once the Company is operating profitably. In addition, Mr. Irvine is entitled to be paid a bonus based on the Company's gross revenues for each year of the term of the Irvine Employment Agreement based on the Company's annual audited financial statements. The bonus payable is determined as follows: the bonus will equal $25,000 in the event the Company achieves annual revenues of between $1,000,000 to $3,000,000; the bonus will equal $75,000 in the event the Company achieves annual revenues of between $3,000,000 to $5,000,00; the bonus will equal $125,500 in the event the Company achieves annual revenues of between $5,000,000 to $10,000,00; and the bonus will equal $250,000 in the event the Company achieves annual revenues in excess of $10,501,000. The Company has also agreed to reimburse Mr. Irvine for any relocation expenses in the event that Mr. Irvine is requested to relocate outside of Vancouver, British Columbia.
The Company is obligated to Mr. Irvine to obtain and maintain a directors and officers insurance policy with Mr. Irvine as a named insured. The Company does not currently have any directors and officers insurance policy in place but does intend to obtain this coverage if available. The Company has agreed to indemnify Mr. Irvine in accordance with the Company's By-laws. Mr. Irvine provides his services to the Company on a full-time basis.

The Company does not compensate Mr. Andrew Zucker with any salary or consulting fee for acting as a director of the Company and Secretary of the Company. Mr. Zucker provides legal services to the Company through Mr. Zucker's law firm, Lowy & Zucker LLP. The Company has entered into a retainer agreement with Lowy & Zucker LLP (the "Lowy & Zucker Retainer Agreement") whereby Lowy & Zucker LLP bills the Company for Mr. Zucker's legal services at Mr. Zucker's normal professional rates. The Company is also obligated pursuant to the Lowy & Zucker Retainer Agreement to pay to Lowy & Zucker a retainer of $7,500 per month which is applied to the
professional fees billed by Lowy & Zucker.   Mr. Zucker served as
Treasurer of the Company from February 16, 1999 to October 1, 1999. Mr. Zucker provides his services to the Company on a part-time basis, as required for the business of the Company. In addition, the Company issued 50,000 shares of Common Stock to Mr. Andrew Zucker on September 30, 1999 in consideration of services provided by Mr. Zucker as a director and officer of the Company.


The Company does not compensate Mr. Ken Maude directly for his providing services as Chief Financial Officer of the Company. The services provided by Mr. Maude are provided through Mr. Maude's accounting firm, Maude & Associates. The Company pays to Maude & Associates the professional fees billed form Mr. Maude's services
at Mr. Maude's normal hourly rates.   The Company is billed by
Maude & Associates for the time provided by Mr. Maude in fulfilling his duties as Chief Financial Officer of the Company. The Company does not have any written agreement with Maude & Associates. Mr. Maude provides his services to the Company on a part-time basis, as required for the business of the Company.

The services of Mr. Clifford Wildes, as Chief Operating Officer of the Company, are provided pursuant to an agreement between the Company and Mr. Wildes dated September 27, 1999 (the "Wildes Agreement"). The Company has agreed to pay Mr. Wildes a fee equal to $750 per day in consideration for Mr. Wildes performing the duties of Chief Operating Officer. In addition, the Company has agreed to issue to Mr. Wildes a total of 100,000 shares of the Company's Common Stock upon execution of the Wildes Agreement. Of these shares, 25,000 have been released to Mr. Wildes, an additional 25,000 shares are to be released to Mr. Wildes upon filing of this registration statement and 50,000 shares are to be released on the date which is 180 days from the date of the Wildes Agreement. Mr. Wildes provides his services to the Company on a part-time basis, as required for the business of the Company.

The services of Mr. Robert Cabral, a director of the Company, are provided pursuant to a consulting agreement between the Company and Cortez Capital Inc. dated August 3, 1999 (the "Cortez Capital Agreement"). Cortez Capital Inc. is a company beneficially owned and controlled by Mr. Robert Cabral. The Company pays to Cortez Capital Inc. a consultant fee of $10,000 per month in consideration for business, financial, strategic planning and organizational structure consulting services to be provided to the Company. The Cortez Capital Agreement has a term of twelve months from the date of execution, provided that either the Company or Cortez Capital may terminate within the first 90 days of the term upon the delivery of 30 days written notice of termination to the other. Mr. Cabral provides his services to the Company on a full-time basis.

A copy of each of the Irvine Agreement, the Lowy & Zucker Retainer Agreement, the Wildes Agreement and the Cortez Capital Agreement are attached to this registration statement and is made a part of this registration statement by reference. The information provided in this registration statement with respect to each of the Irvine Agreement, the Zucker Agreement, the Wildes Agreement and the Cortez Capital Agreement is qualified in its entirety by reference to the complete texts of each agreement.

The Company's future performance depends upon the continued contributions of members of senior management and other key personnel. The Company does not have long-term employment agreements with a number of its key personnel and does not maintain key person life insurance. Competition for attracting and retaining personnel in the industry is intense, and the Company needs to succeed in the future. If one or more of its key personnel leaves and/or joins or forms a competitor, this could have a harmful effect on the Company's business.

OPERATIONS AND TECHNOLOGY

The Company's Web Site Operations

The Company's Web site operations are carried on by the Company at its Vancouver, British Columbia premises. The Company's operations in Vancouver consist of a local area network with eleven computer workstations used by the Company's web system administrators and developers. The Company's Web site operations are hosted on two Pentium III class servers which are located on the premises of the
Company's Internet service provider in Seattle, Washington.   Of
these two servers, one of the servers is used as the primary server while the other is used as a redundant, back-up server which can operate the Web sites in the event of a failure of the primary server. The Company is in the process of establishing a redundant web server located in Vancouver in case of the failure of the
Company's web servers in Seattle.   The Company's web operations
system has been designed to operate on multiple servers with built-in redundancy for reliability and fault tolerance.

The Company's Web site operations staff consists of systems administrators who manage, monitor and operate the Company's Web
sites from Vancouver, British Columbia.    The Company's system
administrators access the web servers in Seattle, Washington using remote access from its local area network through the Internet.

The Company is in the process of acquiring additional "enterprise" class servers which it intends to use as the primary servers for its Web sites. These servers have the ability of handling higher traffic flow than the Company's existing servers. The Company is upgrading its servers in anticipation of increased traffic flow and the acquisition of additional content for the web site.

Varcom, Inc.

The Company's Web sites had been hosted by Varcom, Inc. ("Varcom") as the Company's Internet service provider from the launch of the Company's Web sites in February, 1999 until October 9, 1999.
During this period, the Company's primary server for its Web site operations was located at the Company's premises in Vancouver, British Columbia. The Company had received written notice of a demand for payment from Varcom with whom the Company had contracted for Web site development and hosting charges. The demand for payment has been contested by the Company. As a result of Varcom's demand, the Company has switched its Web site operations to Seattle, Washington and no longer uses Varcom to host its Web sites or provide Internet services. The Company is also re-locating its server, which is now a back-up server, to another Internet service provider located in Vancouver, British Columbia.

In addition to ceasing to act as an Internet service provider, Varcom has terminated the Company's access to the auction software engine developed by Varcom under contract with the Company, as
discussed below.   As a consequence, the Company is currently
unable to operate the Auction House sections of the Company's Web sites. The Company is attempting to restore the full operation of its Web sites by incorporating its own auction software engine that was purchased on September 24, 1999. The Company anticipates completing this installation by the end of October 1999. In the interim, the Company may incur material losses as its Web sites will not be fully operational.

The Company has contested the amounts which Varcom alleges are owing. Other issues in dispute with Varcom include ownership of the auction software engine developed by Varcom under contract with the Company and the operational performance of this auction
software engine.   The Company is currently attempting to negotiate
a resolution to these issues. There is a risk that the disputes will not be resolved and the Company may be named as a defendant in an action commenced by Varcom. The Company may also commence action against Varcom or counter-claim against Varcom.

Computer Software

The Company uses a combination of proprietary technology and commercially available licensed technology to operate its business and Web sites.

The Company entered into an agreement dated September 24, 1999 with Classified Projects, Inc. of San Francisco, California ("Classified Projects") for the purchase of exclusive rights and the source code to auction engine software developed by Classified Projects. The acquisition of this auction engine software was completed on September 24, 1999. The Company has agreed to pay to Classified Projects a purchase price of $38,560 for the auction software plus interest at the rate of 9% per annum until the payment date. The purchase price plus all accrued interest is payable on January 22, 2000. Classified Projects may elect to convert the purchase price into shares of the Company's Common Stock at a price of $1.00 per share at the election of the Classified Projects. See Item 11. "Securities Being Registered" and Part II - Item 4. "Recent Sales of Unregistered Securities". Ownership of the auction engine software will revert to Classified Projects in the event that the Company defaults on the payment of the purchase price on the payment date in the event that the purchase price is not converted.

The Company is attempting to incorporate the Classified Projects' auction engine software into its Web sites as early as possible as a result of its dispute with Varcom. The auction engine software will manage online bids and auction items for the Auction House sections of the Company's Web sites. The Company had used an auction software engine developed by Varcom for the operation of auctions conducted through the Auction House until the time of the Company's dispute with Varcom.

The Company currently uses software developed by the Company for the operation of the Gallery Shop on its Web sites. The Company is in the process of developing upgraded software for the operation of the Gallery Shop. The Company anticipates that it will upgrade the existing software upon completion of the development of its own software and successful implementation of this software on its Web sites.

The Company licenses commercially available technology whenever possible instead of purchasing custom-made or internally developed solutions. Commercially available software used by the Company's includes software for the Company's operating systems and networks. The Company believes that this strategy enables it to lower operating costs, to concentrate on creating and enhancing the specialized, proprietary software that is unique to its business. The Company continues the development of proprietary software to enhance and expand the capabilities of its Web sites. The Company believes that this continued development is essential to the commercial success of the its business.

Back End Operations

The Company's back end operations handle the following functions upon the completion of product sales through the Company's Web sites:

A.	product order fulfillment systems;
B.	procurement of payment procurement, including credit card
verification;
C.	sales, variance and activity reporting systems;
D.	advertising and marketing feedback reporting and data
gathering.

The Company is developing a carrier class sequel server back-end to its Web sites which will incorporate features found in state-of-the-art electronic commerce and auction Web sites. The system is being phased in and integrated at present. The Company anticipates that the upgraded system will be substantially complete by the end of 1999.

YEAR 2000 RISK

Background

Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the Year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the Year 2000, a four-digit date code field will be required to be what is commonly termed "Year 2000 compliant."

Readiness

The Company has completed an assessment of all internal systems and operations to determine Year 2000 compliance. The Company's assessment has included an assessment of computer hardware systems and Web site operations systems by an independent third party consultant. The report received from the Company's Year 2000 consultant concluded that the Company's networking hardware and server are Year 2000 compliant. The report noted the potential on four of the Company's work station computers for minor Year 2000
problems which can be remedied manually on January 1, 2000.   The
report recommended upgrades to the Company's operating system, exchange server and proxy server software. The Company has undertaken to complete the necessary upgrades. As such, the Company does not anticipate any material adverse operational issues to arise from the Year 2000 problem affecting internal systems and operations.

The Company has made inquires of its Internet service provider, Northshore Technologies ("Northshore"), as to the Year 2000 compliance of the Internet service provider's systems and operations. Northshore has given written representations to the Company that its systems and operations are Year 2000 compliant. The Company had requested written confirmation of Northshore's Year 2000 compliance representations as part of its Year 2000 compliance plan. However, there is no assurance that the Company will not be affected by Year 2000 problems arising from problems with the Internet service provider's systems and operations or experienced by the Internet service provider as a result of third party problems.

Risks

The Company may realise exposure and risk if the systems for which it is dependent upon to conduct day-to-day operations are not year 2000 compliant. The Company's worst case scenario would be the inability of the Web sites to function due to the inability of the computer hardware systems and Web site operations systems to function properly and disruptions to telecommunications services experienced by Internet service providers and their users throughout the world. Under this worst case scenario, the Company would not be able to continue operations and Company's Web sites would be inoperable until such time as the Company had replaced or
upgraded computer hardware or software components.   If the Year
2000 problem affects the Company's Internet service provider, the Web sites would remain inoperable until the Internet service provider re-commenced operations or until a replacement Internet service provider is found. In a worst case scenario, the Year 2000 problem will result in increased expense to the Company and decreased revenues being earned from its Web sites or a delay in the realization of revenues.

Estimated Year 2000 Costs

The Company estimates that its total internal cost for ensuring Year 2000 compliance for all internal systems to date to be approximately $10,000. The Company anticipates incurring internal costs of approximately $1,000 in completing its Year 2000 compliance plan. The Company estimates that is has incurred costs of approximately $1,500 to date in ensuring Year 2000 compliance, including the cost of obtaining the Company's Year 2000 compliance report. The Company anticipates incurring external costs of approximately $1,500 in completing its Year 2000 compliance plan.

Contingency Planning

The Company is developing a contingency plan to address situations that may result if the Company is affected by Year 2000 problems.
Contingency plans include back-up of all computer databases.   The
Company will continue to back-up all computer bases every second day, both before and after January 1, 2000. The Company maintains and will continue to maintain separate back-ups of its databases at all times. The Company will continue to ensure that any computer hardware or software purchased prior to January 1, 2000 is Year 2000 compliant.

The Company is unable to make contingency plans if any significant number of the computers constituting the Internet fail to process dates properly for the year 2000 and there is a system-wide slowdown or breakdown. The Company's business is dependent on the continued successful operation of the Internet. Any interruption or significant degradation of Internet operations due to Year 2000 problems could harm the Company's business.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

The Company's performance and ability to compete are dependent to a significant degree on its proprietary technology. The Company relies on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements executed by employees and consultants as measures to establish and protect its proprietary rights.

The Company has commenced an application to the United States Trademark Office for the registration of "Unific" and "Unific.com" as trademarks. There can be no assurance that the Company will be able to obtain a trademark for either Unific or Unific.com. The Company has not commenced the registration of WCollect.com as a trademark with the United States Trademark Office. There can be no assurance that the Company would be able to obtain a trademark for "wcollect.com" or to secure significant protection for its service marks or trademarks if such an application was commenced. It is possible that competitors of the Company or others will adopt product or service names similar to Unific, Unific.com or WCollect.com or other service marks or trademarks of the Company, thereby impeding the Company's ability to build brand identity and possibly leading to customer confusion. The inability of the Company to protect the names Unific, Unific.com or "wcollect.com" adequately could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's proprietary software is protected by copyright laws. The source code for the Company's proprietary software also is protected under applicable trade secret laws. The Company generally enters into agreements with employees and consultants to ensure that any software, computer programs, documentation or other proprietary information developed by the employee or the consultant remains the property of the Company. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions taken by the Company, it might be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford the Company little or no effective protection of its intellectual property.

The Company may in the future receive notices from third parties claiming infringement by the Company's software, by the use of the names Unific, Unific.com or Wcollect.com or other aspects of the Company's business. While the Company is not currently subject to any such claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources including the attention of management which could have a material adverse effect on the Company's business, results of operations and financial condition. In the future, the Company may also need to file lawsuits to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on the Company's business, results of operations and financial condition.

COMPETITION

The Company currently or potentially competes with a variety of other companies which market fine art, sports memorabilia and entertainment collectible products for sale, both through traditional means and through the Internet. These competitors include:

A.	companies that compete on the Internet in collectibles
and memorabilia industry such as Zoom and ArtRock. The major strengths of these competitors are established commercial Internet presence, access to brand name product, and the ability to expand their customer base and sales through newsgroups etc. on the Internet;

B.	various Internet auction houses such as ONSALE, eBay,
Yahoo! Auctions, First Auction (the auction site for
Internet Shopping Network, a wholly-owned subsidiary of Home Shopping Network Inc.), Surplus Auction (a wholly-owned subsidiary of Egghead, Inc.), WebAuction
(the auction site for MicroWarehouse, Inc.), Insight
Auction (the auction site for Insight Enterprises, Inc.)
and Amazon.com Auctions. The Company views its business as distinct from these Internet auction businesses as the Company's specializes solely on art, entertainment collectibles and sports memorabilia. While these auction businesses do provide for the sale of art, entertainment collectibles and sports memorabilia, these auction business do not provide a focus in this product specialization. Accordingly, the Company views its Web sites as more advantageous to both Internet consumers and content providers for the marketing of art, entertainment collectibles and sports memorabilia products;

C.	a number of indirect competitors that specialize in
electronic commerce or derive a substantial portion of their revenue from electronic commerce, including
Internet Shopping Network, AOL and Cendant Corp.;

D.	a variety of other companies that offer merchandise
similar to that of the Company but through physical auctions and with which the Company competes for sources of supply;

E.	a variety of other companies in the traditional retailing
industry that offer merchandise similar to that available at the Gallery Shop through physical stores and which the Company competes against for purchasers.

Increased competition could materially adversely affect the Company's business, results of operations and financial condition. Increased competition could significantly impact on the ability of the Company to establish itself as a leading Internet marketer of art, entertainment collectibles and sports memorabilia. If the Company fails to achieve this goal, the Company may not be able to secure agreements with content providers who are prepared to market their products on the Company's Web sites. Many of the Company's current and potential competitors have significantly greater financial, marketing, technical and other resources than the Company. As a result, such competitors may be able to attract potential users and content providers away from the Company's Web sites. In addition, competitors may be able to devote greater resources to the development, promotion and sale of their web-sites than can the Company. Competitors may target the Company's business directly and may offer products comparable to the products offered by the Company at prices below the prices offered by the Company or products with greater commercial appeal than the products offered by the Company. There is no assurance that the Company will have the financial or technical resources to compete with these competitors.

GOVERNMENT REGULATION

The Company's experience is that the Company's Web sites are used by users from multiple state and international jurisdictions. Several states have laws that regulate auctions and auction companies within their jurisdiction. These states may interpret their statutes to apply to auction transactions carried out by the Company with consumers in such states. The burdens of complying with auction laws in these states could materially increase the Company's cost of doing business. Similarly, other states may construe their existing laws governing issues such as property ownership, sales tax, libel and personal privacy to apply to Internet companies servicing consumers within their boundaries. Applicability of these laws to the business of the Company may have the effect of increasing the Company's cost of doing business.

Due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet generally, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Similarly, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of commerce over the Internet, increase the Company's cost of doing business or otherwise have a harmful effect on the Company's business

The Company may have to qualify to do business in other jurisdictions. As the Company's Web sites are available over the Internet in multiple states and foreign countries, and as the users of the Company's Web sites are resident in such states and foreign countries, such jurisdictions may claim that the corporation is required to qualify to do business as a foreign corporation in each such state and foreign country. Failure to qualify as a foreign Company in a jurisdiction where required to do so could subject the Company to taxes and penalties.

The Company is not aware of any environmental laws which are applicable to the operation of the Company's business.

RESEARCH AND DEVELOPMENT EXPENDITURES

The Company incurred expenditures on research and development activities in the amount of $81,515 for the period from inception of its business to December 31, 1998. The Company incurred expenditures on research and development activities in the amount of $268,958 (of which $63,589 is capitalized as a fixed asset) for the period from January 1, 1999 to June 30, 1999. Research and development activities completed by the Company included development of software for the Company's Web sites and planning and development costs associated with the creation of the Web sites.

Item 7.  Description of Property

The executive offices of the Company are located at leased premises located at Suite 650, 9107 Wilshire Boulevard, Beverly Hills, California. The premises are comprised of approximately 1000 square feet and are leased for a term commencing on August 1, 1999 and expiring on November 30,

2000. The Company pays a monthly lease rent of $1,000 per month for the period to December 31, 1999 and will pay a monthly lease rent of $1,200 per month for the balance of the term. The premises are sub-leased pursuant to a sub-lease agreement between the Company and the law firm of Lowy & Zucker LLP dated May 15, 1999. Mr. Andrew Zucker, a director and the Secretary of the Company, is a partner of Lowy & Zucker LLP. See Item 11. - "Interest of Management and Others in Certain Transactions".

The Web site operations of the Company are conducted from leased premises at 7th Floor, 1201 West Pender Street, Vancouver, British
Columbia V6E 2V2.    The premises are comprised of 5,905 square
feet and are leased for a term of 5 years expiring on April 30,
2004.   The premises are leased pursuant to a lease agreement
between the Company, Varcom. and Igear Development Corporation, as tenants, and Firwood Land and Trading Company Limited, as landlord,
dated February 22, 1999.    The monthly lease payments for the
period ending April 30, 2000 are $3,335 ($4,921 CDN) per month, plus the proportionate share of operating costs and taxes for the
premises.   The monthly lease payments increase by an amount equal
to approximately $325 ($492 CDN) per month during each subsequent year of the term of the lease agreement. The Company has entered into a verbal agreement between Varcom and Igear Development Corporation whereby the Company is responsible for a 40% proportionate share of the lease payments, plus 40% of operating expenses. Notwithstanding the Company's agreement with Varcom and Igear Development Corporation, the landlord may claim that the Company is liable for the total amount of the lease obligation in the event of a default under the lease.

The Company's physical property consists of its computer network server and associated network hardware and eleven computer workstations and associated computer peripherals. All of the Company's physical property is located at its premises in Beverly Hills, California and Vancouver, British Columbia, with the exception of the Company's primary servers which are located in Seattle, Washington on the premises of the Company's Internet service provider.


Item 8.  Directors, Executive Officers and Significant Employees

The following information sets forth the names of the officers and directors of the Company, their present positions with the Company, and their biographical information.


Name                            Age           Position
---------------                 ---           --------
Stewart Irvine                  44            Director

Andrew Zucker                   42            Director

Robert Cabral                   31            Director


Name of Officer                 Age           Office
----------------                ---           ------
Stewart Irvine                  44            President

Andrew Zucker                    42           Secretary

Clifford Wildes                  49           Chief Operating Officer

Ken Maude                        56           Chief Financial Officer


Mr. Stewart Irvine, a director and the President of the Company, joined the Company as a director and President on February 16, 1999 upon completion of the acquisition of MindCorp by the Company. Mr. Irvine is the founder of MindCorp and has been involved in developing the Company's business since August, 1998. Mr. Irvine established Artworks in 1998 and worked to establish the business
of Artworks.   Mr. Irvine was a founder of the Interactive
Achievement Center Inc., a company which developed a web-based learning library and with operations in Vancouver, British Columbia and New York, New York. Mr. Irvine worked for Interactive Achievement Center Inc. from 1996 to 1997 when Mr. Irvine sold his interest in Interactive Achievement Center Inc. Mr. Irvine was also a founder of LifeStart Learning Systems Corp., a company based in Vancouver, British Columbia and Seattle, Washington. Mr. Irvine worked for LifeStart Learning Systems Corp. from 1990 to 1995 when Mr. Irvine sold his interest in LifeStart Learning Systems Corp. to a publicly traded company.

Mr. Andrew Zucker, a director and the Secretary of the Company, joined the Company as a director and Secretary and Treasurer on February 16, 1999 upon completion of the acquisition of MindCorp by the Company. Mr. Zucker served as Treasurer of the Company from February 16, 1999 to October 1, 1999. Mr. Zucker is an attorney and a partner with the law firm of Lowy & Zucker LLP located in
Beverley Hills, California.   Mr. Zucker joined the law firm of
Lowy & Zucker LLP in 1993.   Mr. Zucker's areas of legal expertise
are in the areas of Internet and entertainment law. Mr. Zucker has extensive experience in formulating strategic joint venture relationships for computer software companies in the United States and Japan involved in establishing proprietary online and Internet businesses. Mr. Zucker serves as general legal counsel to
technology based public companies.   Mr. Zucker was an attorney
with the law firm of Irwin & Rowan from August, 1989 to November, 1993. Mr. Zucker's law practice focused on television while at the same time developing legal experience in the music industry. Mr. Zucker began his entertainment legal career at Capital Cities/ ABC in 1987 where he handled issues relating to the licensing of prime time and children's programming and talent. Mr. Zucker founded the "Academy of Interactive Arts and Sciences" in 1991. The Academy of Interactive Arts and Sciences was founded with the objective of bridging the gap between Hollywood artists and entertainers and the Silicon Valley computer industry. Mr. Zucker was president of the Academy from April, 1991 to November, 1996. Mr. Zucker received his Juris Doctor degree from University of LaVerne School of Law in 1986, and has been a member of the California Bar since 1987.

Mr. Robert Cabral, a director of the Company, was appointed a
director of the Company on September 30, 1999.   Mr. Cabral was the
chief executive officer and the chairman of the board of directors of Rainmaker Entertainment Group from January, 1997 to March, 1999. Rainmaker Entertainment Group is a publicly traded entertainment and technology company whose shares are listed for trading on the
Toronto Stock Exchange.   Mr. Cabral managed all aspects of the
digital and entertainment production business of Rainmaker Entertainment Group, including the completion of business
acquisitions and implementation of corporate strategy.   Mr. Cabral
was executive vice-president of Rainmaker Digital Pictures Inc., the predecessor of Rainmaker Entertainment Group from February, 1995 to January, 1997. Mr. Cabral was a director of Leigh Resources Ltd. from July, 1995 to August 1996. Leigh Resources is a mineral exploration company, the shares of which are traded on the Vancouver Stock Exchange. Mr. Cabral was a business consultant with the firm of Piller Natale & Oh Management Consultants of Toronto, Canada from January, 1993 to February, 1995. The business consultant services included corporate strategy development and business process re-engineering consulting services to several international clients. Mr. Cabral received an honors degree in business administration from the University of Western Ontario (Canada) in May, 1991.

Mr. Clifford Wildes, the Chief Operating Officer of the Company, was appointed Chief Operating Officer on October 4, 1999. Mr. Wildes provides business and financial consulting services to technology companies through Meridian Capital, Inc. Mr. Wildes founded Meridian Capital in 1997 and has been president of Meridian Capital from 1997 to date. Mr. Wildes has been providing business and financial consulting services through Meridian Capital since 1997. Mr. Wildes is also the co-founder and a current director of Barclay Partners Inc., an investment consulting firm. Mr. Wildes was chief executive officer of Beverly Hills Limited from May, 1999 to July, 1999. Beverly Hills Limited is a publicly traded company
on the OTC Bulletin Board.   Mr. Wildes founded Nova Interactive,
Inc., a distributor of computer components, peripherals and systems, in 1996. Mr. Wildes sold his interest in Nova Interactive to GlobalNet Systems Ltd. in December, 1997. Mr. Wildes acted as chief executive officer of GlobalNet Systems, a publicly traded OTC Bulletin Board company, and its subsidiary, On-line Entertainment Network, from December, 1997 to June, 1998. Mr. Wildes was formerly the president, chief executive officer and a co-founder of Microtech International, Inc. (1985), a manufacturer of memory and mass storage produced for the Macintosh, PC and NeXT computing platforms. Mr. Wildes sold his interest in Microtech International to ADO Electronic Industrial, Inc., a publicly traded Japanese company. Mr. Wildes was from 1983 to 1992 the co-founder and chairman of the Board of Ram State Tokyo, an electronics exporter and importer. Mr. Wildes received a bachelor of science degree from Boston State College in 1972. Boston State College is now the University of Massachusetts in Boston.

Mr. Ken F. Maude, C.G.A., the Chief Financial Officer of the Company, was appointed as Chief Financial Officer of the Company on October 1, 1999. Mr. Maude has maintained his own private accounting firm of Maude & Associates since the early 1970's. Mr. Maude is a member of the British Columbia Institute of Certified General Accountants. Mr. Maude received his Certified General Accountant designation in 1973 through his studies at the University of British Columbia. Mr. Maude's practice as a Certified General Accountant has included acting as the accountant and providing tax advice for private Canadian corporations and for foreign corporations operating in Canada.

Terms of Office

Directors of the Company are appointed for one year terms to hold office until the next annual general meeting of the holders of the Company's Common Stock or until removed from office in accordance with the Company's By-laws. Officers of the Company are appointed by the Company's board of directors and hold office until removed by the Company's board of directors.

Item 9.  	Remuneration of Directors and Officers

The following table sets forth certain information as to the Company's three highest paid officers and directors for the period
from January 1, 1999 to June 30, 1999.   No other compensation was
paid or will be paid to any such officer or directors other than the cash compensation set forth below.

                    Summary Compensation Table

Name of Individual or   Capacities in which           Aggregate
Identity of Group       Remuneration was Received     Remuneration
---------------------   -------------------------     ------------
Stewart Irvine          Director and President        $ 50,000(1)

Andrew Zucker           Director, Secretary           $ 63,874(2)
                        and Legal Consultant

Ken F. Maude            Consultant                    $ 22,947(3)

Officers and Directors  Directors and Officers        $113,874(4)
of the Company as a Group
------------------------------------------------------------------
(1)	The services of Mr. Irvine are provided pursuant to the Irvine
Employment Agreement.  See Item 6. "Description of Business -
Employees".
(2)	The remuneration consists of the amounts paid by the Company for the professional legal services of Lowy & Zucker LLP,
including professional fees, disbursements and taxes, billed to the Company pursuant to the Lowy & Zucker Retainer
Agreement.  See Item 6. "Description of Business - Employees".
In addition, the Company issued 50,000 shares of Common Stock to Mr. Andrew Zucker on September 30, 1999 in consideration of services provided by Mr. Zucker to the Company.
(3)	The remuneration consists of the amounts paid by the Company for the professional accounting services of Maude & Associate, including professional fees, disbursements and taxes, billed to the Company by Maude & Associates.  See Item 6.
"Description of Business - Employees".
(4)	The aggregate remuneration paid to June 30, 1999 does not
include any remuneration paid to Mr. Ken Maude or Maude & Associates as Mr. Maude was appointed as Chief
Financial Officer of the Company on October 1, 1999.

Item 10.  Security Ownership of Management and Certain Security
Holders

The following table sets forth, as of October 13, 1999, the beneficial ownership of the Company's Common Stock by each officer and director of the Company, by each person known by the Company to beneficially own more than 10% of the Company's Common Stock outstanding and by the officers and directors of the Company as a group. Except as otherwise indicated, all shares are owned directly.

                Name and address     Number of Shares    Percentage of
Title of class  of beneficial owner  of Common Stock(1)  Common Stock(1)
--------------  -------------------  ------------------  ---------------
Common Stock    Stewart Irvine	   2,521,875 shares    27.8%
                President and Director  175,000 options
                7th Floor,           87,000 convertible
                1201 West Pender		        notes
                Vancouver,
                British Columbia
                Canada  V6E 2V2

Common Stock    Andrew Zucker            100,000 shares     1.5%
                Secretary                50,000 options
                and Director
                Suite 650,
                9107 Wilshire Blvd
                Beverly Hills,
                California
                USA  90210-5519

Common Stock    Robert Cabral           175,000 options     1.7%
                Director
                No. 36,
                1386 Nicola Street
                Vancouver,
                British Columbia
                Canada  V6G 2G2

Common Stock    Clifford Wildes          100,000 shares(2)  1.0%
                387 South Shore Drive
                Sarasota, Florida 34234

Common Stock    Ken F. Maude              50,000 options    0.5%
                Chief Financial Officer
                Suite 755
                1130 West Pender Street
                Vancouver, British Columbia
                Canada  V6E 4A4

Common Stock   Directors and            2,721,875 shares   32.5%
               Officers as                450,000 options
               a Group (5 persons)         87,000 convertible notes
-------------------------------------------------------------------
(1)	Under Rule 13d-3, certain shares may be deemed to be
beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60
days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of
shares beneficially owned by such person (and only such
person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding at October 13, 1999.  As of October 13, 1999, there were 9,030,000 shares of the
Company's common stock issued and outstanding.  In addition, there were 983,893 shares subject to options and warrants exercisable and convertible notes convertible within 60 days of the date of this registration statement.
(2)	The shares owned by Mr. Clifford Wildes are subject to a
release agreement between the Company and Mr. Wildes.  See
Item 6. "Description of Business - Employees".

The following table shows the issued and outstanding stock options held by the officers and directors of the Company (See Item 12. -
"Securities Being Registered" and Part II - Item 4. "Recent Sales of Unregistered Securities"):


Name of        Number of      Exercise
Optionee       Stock Options  Price     Vesting Date  Expiration Date
--------       -------------  --------  ------------  ---------------
Stewart Irvine    50,000       $1.15     3/26/99       3/26/02
Andrew Zucker     50,000       $1.15     3/26/99       3/26/02
Robert Cabral     50,000       $1.15     9/30/99       9/22/02

Stewart Irvine   125,000       $1.15     9/22/99       9/22/02
Robert Cabral    125,000       $1.15     9/22/99       9/22/02
Ken F. Maude      50,000       $1.15     9/22/99       9/22/02

There is no person known by the Company who beneficially owns more than 10% of the Company's Common Stock as of October 13, 1999, with the exception of Mr. Stewart Irvine, as disclosed above.

Item 11.  Interest of Management and Others in Certain Transactions

Except as set forth below, none of the following persons has any direct or indirect material interest in any transaction to which the Company is a party during the past two years or in any proposed transaction to which the Company is proposed to be a party:

	(A)	any director or officer of the Company;

	(B)	any proposed nominee for election as a director of the
Company;

	(C)	any person who beneficially owns, directly or indirectly,
shares carrying more than 10% of the voting rights attached to the Company's Common Stock; or

	(D)	any relative or spouse of any of the foregoing persons,
or any relative of such spouse, who has the same residence as such person or who is a director or officer of any parent or subsidiary of the Company.

The Company acquired MindCorp, LLC, a limited liability company organized under the laws of the State of Nevada, from Mr. Stewart Irvine ("Irvine"), a director and the President of the Company pursuant to the Mindcorp Acquisition Agreement. The Company issued to Irvine a total of 2,375,000 restricted shares of Common Stock pursuant to the Acquisition Agreement in consideration for MindCorp.

The Company acquired ArtWorks from the ArtWorks Shareholders pursuant to the Artworks Acquisition Agreement. The Company issued a total of 375,000 restricted shares of common stock of the Company in consideration for all of the issued and outstanding shares of ArtWorks. Mr. Stewart Irvine, a director and the President of the Company, was issued 196,875 restricted shares of Common Stock on completion of this acquisition.

The Company paid an investor relations fee of $100,000 to Mercury
Capital in April, 1999. Mr. John Xinos, a former director of the Company, is the President of Mercury Capital.

The Company leases the premises for its head office located at Suite 650, 9107 Wilshire Boulevard, Beverly Hills, California from
Lowy & Zucker LLP.   The premises are sub-leased pursuant to a sub-
lease agreement between the Company and Lowy & Zucker LLP dated May 15, 1999. Mr. Andrew Zucker, a director and the Secretary of the Company, is partner of Lowy & Zucker LLP. See Item 7. - "Description of Property".

The Company has entered into the Irvine Agreement with Mr. Stewart Irvine, a director and the President of the Company. See Item 6. - "Description of Business - Employees".

The Company has entered into the Lowy & Zucker Retainer Agreement with Lowy & Zucker LLP. Mr. Andrew Zucker, a director and the Secretary of the Company, is a partner with the law firm of Lowy & Zucker LLP. See Item 6. - "Description of Business - Employees". The Company issued 50,000 shares of Common Stock to Mr. Andrew Zucker on September 30, 1999 in consideration of services provided by Mr. Zucker to the Company.

The Company has issued convertible notes in the principal amount of $87,000 to a company controlled by Stewart Irvine, the President and a director of the Company. See Item 12. - "Securities Being Registered". This private company related to Mr. Irvine has also advanced to the Company 550 shares of Microsoft Corporation as collateral for the establishment of a merchant banking account by the Company. The Company has agreed to return these shares upon demand and the difference in value of the shares on the date of return from the advance date in the event of a decline in the price of the shares, plus interest at the rate of 10% per annum on the difference.

The Company has entered into the Cortez Capital Agreement with
Cortez Capital Inc.   Cortez Capital Inc. is a company beneficially
owned and controlled by Mr. Robert Cabral, a director of the
Company.    See Item 6. - "Description of Business - Employees".

The Company has entered into the Wildes Agreement with Clifford
Wildes, the Chief Operating Officer of the Company.    See Item 6.
- "Description of Business - Employees".

The services of Ken Maude, the Chief Financial Officer of the
Company, are provided to by the Company by Mr. Maude's accounting firm, Maude & Associates. See Item 6. - "Description of Business - Employees".

Item 12.  Securities Being Registered

The securities being registered are the shares of the Company's common stock, par value $0.001 per share. Under the Company's Articles of Incorporation, as Amended, the total number of shares of all classes of stock that the Company shall have authority to issue is 50,000,000 shares of common stock, par value $0.001 per
share.   As of October 13, 1999, a total of 9,030,000 shares of
Common Stock are issued and outstanding.   All issued and
outstanding shares of the Common Stock are fully paid and non-assessable.

Common Stock

Holders of Common Stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of Common Stock, including the election of directors. Holders of Common Stock do not have cumulative voting rights in the election
of directors.   Holders of one-third of the voting power of the
capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of the Company's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of the Company's Articles of Incorporation, as Amended. Holders of Common Stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the Board of Directors, from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the affairs of the Company, all assets and funds of the Company remaining after the payment of all debts and other liabilities shall be distributed, pro rata, among the holders of the Common Stock. Holders of Common Stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the Common Stock.

Transfer Agent

Interwest Stock Transfer Co. Inc. of 1981 East 4800, South-Suite
100, Salt Lake City, Utah 84117 is the transfer agent for the Common Stock.

Share Purchase Warrants

The Company has issued warrants to purchase 125,000 shares of the Common Stock. All warrants are exercisable by the holders on or before July 25, 2000 at a price of $1.50 per share. See Part II -
Item 4. "Recent Sales of Unregistered Securities".

Options

The Company has granted options to purchase 881,000 shares of Common Stock pursuant to the Company's Amended Stock Option Plan dated May 28, 1999 to the Company's directors, officers, employees and eligible consultants. See Part II - Item 4. "Recent Issuances of Unregistered Securities". The outstanding options are summarized as follows:

The Company has granted the following options to directors of the Company in their capacity as directors of the Company:

             Number of       Exercise
Optionee     Stock Options   Price     Vesting Date  Expiration Date
--------     -------------   --------  ------------  ---------------
Stewart Irvine    50,000     $1.15       3/26/99     3/26/02
Andrew Zucker     50,000     $1.15       3/26/99     3/26/02
Robert Cabral     50,000     $1.15       9/30/99     9/22/02

The Company has granted the following options to directors and officers of the Company in their capacity as employees and consultants of the Company:

             Number of       Exercise
Optionee     Stock Options   Price     Vesting Date  Expiration Date
--------     -------------   --------  ------------  ---------------
Stewart Irvine   125,000     $1.15       9/22/99     9/22/02
Robert Cabral    125,000     $1.15       9/22/99     9/22/02
Kenneth Maude     50,000     $1.15       9/22/99     9/22/02

The Company has granted the following options to consultants of the Company who are not directors or officers of the Company:

Number of       Exercise
Stock Options   Price     Vesting Date           Expiration Date
-------------   --------  ------------           ---------------
90,000          $1.15     3/26/99                9/22/02
185,000         $1.15     9/22/00                9/22/02
11,000          $2.25     9/22/00                9/22/02
85,000          $1.15     One Year from date of  9/22/02
                          consultants' engagement
                          by the Company

The Company has granted the following options to employees of the Company who are not directors or officers of the Company:


Number of     Exercise
Stock Options Price    Vesting Date                     Expiration Date
------------- -------- ------------                     ---------------
60,000        $1.15    50% on the one year anniversary  9/22/02
                       of employee's commencement
                       of employment;  50% on the
                       second anniversary of employee's
                       commencement of employment

A copy of the Amended Stock Option Plan is attached to this registration statement and is made a part of this registration statement by reference. The information provided in this registration statement with respect to the Amended Stock Option Plan is qualified in its entirety by reference to the complete texts of each agreement. The Amended Stock Option Plan authorizes the grant of options equal to 15% of the issued and outstanding shares of the Company, measured at the Company's most recent balance sheet date, provided that the number of options granted pursuant to the Stock Option Plan will in no event exceed the number of options permitted to be granted by Rule 701 of the Securities Act of 1933, as amended until the Company becomes a reporting issuer under the Securities Exchange Act of 1934.

Convertible Securities

The Company has issued convertible notes totaling $87,000 to a
private company controlled by Mr. Stewart Irvine.   The convertible
notes were issued in the principal amount of $57,000 with respect to an advance on June 24, 1999 and in the principal amount of $30,000 with respect to an advance on September 17, 1999. The convertible notes are convertible into shares of Common Stock at a price of $1.00 per share for the first year after the date of the advance. The convertible notes mature and are due and payable on the date which is one year from the date of the advance, provided that 50% of the principal amount and accrued interest is due and payable upon the Company receiving debt and/ or equity financing in aggregate of $1,000,000. See Part II - Item 4. "Recent Sales of Unregistered Securities".

The Company has agreed to pay to Classified Project a purchase price of $38,560 for the auction software plus interest at the rate of 9% per annum until the payment date. See Item 6. "Description of Business - Operations and Technology". The purchase price plus all accrued interest is payable on January 22, 2000. Classified Projects may elect to convert the purchase price into shares of the Company's Common Stock at a price of $1.00 per share at the election of the Vendor. The Company has the right to convert the purchase price into shares of the Company's common stock at a price of $1.00 per share in the event that the trailing average 30 day closing trading price of the Company's Common Stock is greater than $4.00 per share, with no single day closing below $4.00 per share. Also see Part II - Item 4. "Recent Sales of Unregistered Securities".

The Company has completed the issuance of 10% convertible notes due October 31, 2000 in the principal amount of $60,000 (the "Convertible Notes") on September 23, 1999. The Convertible Notes are convertible into shares of the Company's Common Stock at the option of the holder at the price of $1.00 per share. In the event that the Convertible Notes are not converted into Common Stock, the full amount of the principal amount of the Convertible Notes together will all accrued interest will be due and payable on October 31, 2000. See
Part II - Item 4. "Recent Sales of Unregistered Securities".

The Company has completed the issuance of 9% convertible notes due October 31, 2002 in the principal amount of $100,000 (the "Convertible Notes") pursuant to Regulation S of the Act on October 7, 1999. The Convertible Notes are convertible into shares of the Company's Common Stock at the option of the holder at the price of $0.75 per share for a one year period. In the event that the Convertible Notes are not converted into Common Stock, the full amount of the principal amount of the Convertible Notes together will all accrued interest will be due and payable on October 31,
2002.   The Company also granted to the investor the right to cause the Company to sell to the investor additional convertible notes, on the same terms and conditions, in the aggregate principal amount
of up to $150,000 for a 120 day period.   See Part II - Item 4.
"Recent Sales of Unregistered Securities".

The Company has not issued and does not have outstanding any other securities convertible into shares of Common Stock or any rights convertible or exchangeable into shares of Common Stock with the exception of the Convertible Notes.

PART II


Item 1.  	Market Price of and Dividends on the Registrant's Common
Equity and Other Stockholder Matters

The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "WCLT". The first day in which the Company's shares traded was February 16, 1999. The high and the low bid prices for the Company's shares for each quarter of actual trading were:

Quarter                        High                 Low
-------                        ----                 ----
February 16, 1999 to           $5.25                $2.1875
March 31, 1999

April 1, 1999 to               $4.0625              $1.125
June 30, 1999

July 1, 1999 to                $2.0625              $0.875
September 30, 1999

October 1, 1999 to             $1.125               $0.875
October 13, 1999


The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of October 13, 1999, there were 39 registered shareholders of the Company. The Company estimates there are in excess of 130 beneficial shareholders of the Company.

The Company has not declared any dividends on its Common Stock since its inception. There are no dividend restrictions that limit the Company's ability to pay dividends on Common Stock in the Company's Articles of Incorporation, as Amended or its By-Laws.
The Company's governing statute, the Florida Business Corporations Act, does provide limitations on the ability of the Company to declare dividends. Article 607.06401 of the Florida Business Corporations Act prohibits the Company from declaring dividends where, after giving effect to the distribution of the dividend:

(A)	the Corporation would not be able to pay its debts as
they become due in the usual course of business; or

(B)	the Corporation's total assets would be less than the sum
of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders who may have preferential rights and whose preferential rights are superior to those receiving the distribution.

Item 2.  Legal Proceedings

The Company is not currently a party to any legal proceedings which may or could have a material adverse impact on the Company or its operations. The Company may become party to a legal proceeding commenced by Varcom. See Item 6. - "Description of Business - Operations and Technology".

Item 3.  Changes in and Disagreements with Accountants

Not applicable.

Item 4.  Recent Sales of Unregistered Securities

The Company completed the issuance of 2,375,000 shares of Common Stock to Stewart Irvine, President and a director of the Company, pursuant to the MindCorp Acquisition Agreement dated February 1, 1999 pursuant to Section 4(2) of the Securities Act of 1933 (the "Act"). The 2,375,000 shares of Common Stock are "restricted" shares, as defined pursuant to the Act.

The Company completed an offering of 4,000,000 shares of Common Stock to a total of 13 purchasers at a price of $0.08 per share on February 5, 1999. Each of the purchasers was a private investor. The offering was completed pursuant to Rule 504 of Regulation D of the Act. The Company did not pay any fee or commission for this offering of securities.

The Company completed the issuance of 375,000 shares of Common
Stock to the ArtWorks Shareholders pursuant to the ArtWorks
Acquisition Agreement dated February 19, 1999 pursuant to Section
4(2) of the Act.  The 375,000 shares of Common Stock are
"restricted" shares, as defined pursuant to the Act.

The Company granted options to purchase 615,000 shares of Common Stock to its officers, directors and consultants on March 26, 1999 pursuant to Rule 701 of the Act. All options were for a three year term and were exercisable at a price of $2.50 in the first year, $5.00 in the second year, and $7.50 in the third year. Of these options, a total of 425,000 options were terminated by agreement or in accordance with the terms of the option agreements by September 22, 1999. The Company re-priced the outstanding options at an exercise price of $1.15 per share on September 22, 1999.

The Company completed an offering of 680,000 shares of Common Stock to a total of 13 purchasers at a price of $1.00 per share on March 31, 1999. Each of the purchasers was a private investor. The offering was completed pursuant to Rule 504 of Regulation D of the Act. The Company did not pay any fee or commission for this offering of securities.

The Company completed an offering of 250,000 units to two purchasers at a price of $1.00 per unit on July 25, 1999. The offering was completed to two (2) private investors, each of whom is a non-U.S. persons, as defined in the Act, pursuant to Regulation S of the Act. Each unit was comprised of one share of Common Stock and one-half of one warrant to purchase one share of Common Stock at a price of $1.50 per share at any until July 25, 2000. In aggregate, the Company issued 250,000 shares of Common Stock and warrants to purchase 125,000 shares of Common Stock at a price of $1.50 per share at any time until July 25, 2000 on completion of the offering. The Company did not pay any fee or commission for this offering of securities.

The Company has issued convertible notes in the aggregate principal amount of $87,000 pursuant to Section 4(2) of the Act to a private company related to Mr. Stewart Irvine. See Item 11. - "Interest of Management and Others in Certain Transactions" and Item 12. -
"Securities Being Registered".   The convertible notes were issued
pursuant to Section 4(2) of the Act in the principal amount of $57,000 with respect to an advance on June 24, 1999 and in the principal amount of $30,000 with respect to an advance on September 17, 1999. The convertible notes are convertible into shares of Common Stock at a price of $1.00 per share for the first year after the date of the advance. The convertible notes mature and are due and payable on the date which is one year from the date of the advance, provided that 50% of the principal amount and accrued interest is due and payable upon the Company receiving debt and/ or
equity financing in aggregate of $1,000,000.   The Company did not
pay any fee or commission for this offering of securities.

The Company granted options to purchase 691,000 shares of Common Stock to its officers, directors, employees and consultants on September 22, 1999 pursuant to Rule 701 of the Act. All options are exercisable at a price of $1.15 per share, with the exception of options to purchase 11,000 shares of Common Stock which are at a price of $2.25 per share. The options are subject to various vesting requirements. See Part I - Item 12. - "Securities Being Registered".

The Company has agreed to pay to Classified Projects a purchase price of $38,560 for its auction software plus interest at the rate of 9% per annum until the payment date on completion of the Classified Projects Agreement on September 24, 1999. The purchase price plus all accrued interest is payable on January 22, 2000. Classified Projects may elect to convert the purchase price into shares of the Company's Common Stock at a price of $1.00 per share at the election of the Vendor. The Company has the right to convert the purchase price into shares of the Company's common stock at a price of $1.00 per share in the event that the trailing average 30 day closing trading price of the Company's Common Stock is greater than $4.00 per share, with no single day closing below $4.00 per share. See Item 6. - "Description of Business - Operations and Technology" and Item 11. "Securities Being Registered".

The Company issued 50,000 shares of Common Stock to Mr. Andrew Zucker, a director and the Secretary of the Company, on September 30, 1999 pursuant to Section 4(2) of the Act. The shares were issued to Mr. Zucker in consideration of services provided by Mr. Zucker to the Company.

The Company issued 100,000 shares of Common Stock to Mr. Clifford Wildes upon the appointment of Mr. Wildes as Chief Operating Officer of the Company on October 1, 1999. The shares issued to Mr. Wildes were issued pursuant to Section 4(2) of the Act. The shares are to be released to Mr. Wildes in accordance with the terms and conditions of the letter of understanding executed
between the Company and Mr. Wildes.    See Item 6. - "Description
of Business - Employees".

The Company completed the issuance of 10% convertible notes due October 31, 2000 in the principal amount of $60,000 (the "Convertible Notes") pursuant to Regulation S of the Act on September 23, 1999. All Convertible Notes were issued to one investor who is a non-U.S. person, as defined by Regulation S of the Act. The Convertible Notes are convertible into shares of the Company's Common Stock at the option of the holder at the price of $1.00 per share. In the event that the Convertible Notes are not converted into Common Stock, the full amount of the principal amount of the Convertible Notes together will all accrued interest will be due and payable on October 31, 2000. The Company did not pay any fee or commission for this offering of securities.

The Company has completed the issuance of 9% convertible notes due October 31, 2002 in the principal amount of $100,000 (the "Convertible Notes") pursuant to Regulation S of the Act on October 7, 1999. All Convertible Notes were issued to one investor who is a non-U.S. person, as defined by Regulation S of the Act. The Convertible Notes are convertible into shares of the Company's Common Stock at the option of the holder at the price of $0.75 per share for a one year period. In the event that the Convertible Notes are not converted into Common Stock, the full amount of the principal amount of the Convertible Notes together will all accrued interest will be due and payable on October 31, 2002. The Company also granted to the investor the right to cause the Company to sell to the investor additional convertible notes, on the same terms and conditions, in the aggregate principal amount of up to $150,000 for a 120 day period. The Company did not pay any fee or commission for this offering of securities.

The Company issued 200,000 shares of Common Stock to Universal Commerce pursuant to Section 4(2) of the Act on October 13, 1999. The shares were issued in consideration of services provided by Universal Commerce pursuant to the Universal Commerce Agreement. See Part I - Item 6 - "Description of Business - Plan of Operations.

Item 5.  Indemnification of Directors and Officers

The officers and directors of the Company are indemnified as provided under the Florida Business Corporation Act (the "FBCA") and the Bylaws of the Company.

The Company is empowered by the FBCA to indemnify officers and directors of the Company in the following circumstances:

(1)	The FBCA provides that the Company shall have power to
indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(2)	The FBCA provides that the Company shall have power to
indemnify any person, who was or is a party to any proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

The FBCA requires the Company to indemnify an officer or director of the Company in the event that the officer or director has been successful on the merits or otherwise in defense of any proceeding referred to above or in defense of any claim, issue, or matter therein to the extent of any expenses actually and reasonably incurred by the officer or director.

The By-laws of the Company provide that the Company will indemnify its directors and officers to the fullest extent not prohibited by the Florida Business Corporations Act; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company,
(iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the Company under the Florida Business Corporations Act or (iv) such indemnification is required to be made pursuant to the By-laws.

The By-laws of the Company provide that the Company will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another Company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the By-laws of the Company or otherwise.

The By-laws of the Company provide that no advance shall be made by the Company to an officer of the Company (except by reason of the fact that such officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made
(i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or
(ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

                            PART F/S
                      FINANCIAL STATEMENTS

The Company's audited Financial Statements, as described below, are attached hereto.

1.	Audited financial statements for the six month period ending
June 30, 1999 and for the period beginning March 6, 1998 to December 31, 1998, including:

	(a)	Balance Sheets;

	(b)	Statements of Changes in Stockholders' Equity;

	(c)	Statements of Operations;

	(d)	Statements of Cash Flows;

	(e)	Summary of Significant Accounting Policies;

	(f)	Notes to Consolidated Financial Statements.


2. 	Consent of the Company's auditor, BDO Dunwoody, LLP, Chartered
Accountants.

Wcollect.Com, Inc.
(A Development Stage Company)
Consolidated Financial Statements
June 30, 1999 and December 31, 1998

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
-------------------------------------------------------------------

                                                  Table of Contents


Auditors' Report


Comments by Auditors for U.S. Readers On Canada-U.S. Reporting
Differences


Consolidated Financial Statements


      Balance Sheets


      Statements of Changes in Stockholders' Equity


      Statements of Operations


      Statements of Cash Flows


      Summary of Significant Accounting Policies


      Notes to the Financial Statements

BDO
BDO Dunwoody LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, B.C.  Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: finance@vancouver.bdo.ca
www.bdo.ca

===================================================================

                                                   Auditors' Report

-------------------------------------------------------------------

To the Directors and Stockholders of
Wcollect.Com, Inc.
(A Development Stage Company)


We have audited the Consolidated Balance Sheets of Wcollect.Com, Inc. (a development stage company) as at June 30, 1999 and December 31, 1998, the Consolidated Statements of Changes in Stockholders' Equity for the six-month period ended June 30, 1999 and for the period from March 6, 1998 (inception) to December 31, 1998 and the Consolidated Statements of Operations and Cash Flows for the period from March 6, 1998 (inception) to June 30, 1999, for the six-month period ended June 30, 1999 and for the period from March 6, 1998 (inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 1999 and December 31, 1998 and the results of its operations and its cash flows for the period from March 6, 1998 (inception) to June 30, 1999, for the six-month period ended June 30, 1999 and for the period from March 6, 1998 (inception) to December 31, 1998 in accordance with accounting principles generally accepted in the United States.



Vancouver, Canada                              \s\ BDO Dunwoody LLP
October 7, 1999                               Chartered Accountants

BDO
BDO Dunwoody LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, B.C.  Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: finance@vancouver.bdo.ca
www.bdo.ca


===================================================================
                              Comments by Auditors for U.S. Readers
                               On Canada-U.S. Reporting Differences
-------------------------------------------------------------------


To the Directors and Stockholders of
Wcollect.Com, Inc.
(A Development Stage Company)


In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the consolidated financial statements. Our report to the stockholders dated October 7, 1999 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.




Vancouver, Canada					    \s\ BDO Dunwoody LLP
October 7, 1999                               Chartered Accountants

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Consolidated Balance Sheets



                                            June 30     December 31
                                            1999               1998
-------------------------------------------------------------------
Assets

Current
  Cash                                   $   30,386      $    3,213
  Receivables                                11,864               -
  Inventories                                25,813               -
  Prepaid expenses                           23,775           5,000
                                        ---------------------------
                                             91,838           8,213

License advance (Note 7)                     38,000          38,000
Fixed assets (Note 3)                       112,169               -
                                        ---------------------------
                                         $  242,007      $   46,213

===================================================================
Liabilities and Stockholders' Equity (Deficit)

Liabilities

Current
  Accounts payable and accrued
    and liabilities                      $  169,859      $        -
  Due to related party (Note 8)              81,271               -
  Shareholder advances (Note 9)                   -         150,000
                                        ---------------------------
                                            251,130         150,000
Stockholders' equity (deficit)
  Share capital
  Authorized
    50,000,000 Common shares,
      par value $0.001
  Issued
    8,430,000 Common shares
      (December 31, 1998 - 2,750,000)         8,430           2,750
  Additional paid-in capital              1,204,260          59,940
  Deficit accumulated during the
    development stage                    (1,221,813)       (166,477)
                                        ---------------------------
                                             (9,123)       (103,787)
                                        ---------------------------
                                         $   242,007     $   46,213
===================================================================

The accompanying summary of significant accounting policies and notes form an integral part of the consolidated financial statements.

======================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Consolidated Statements of Changes in Stockholders' Equity
----------------------------------------------------------------------

                                                   Deficit  Total
                   Common Stock                Accumulated  Stock-
                  ---------------  Additional   During the  Holders'
                                      Paid-in  Development  Equity
                  Shares   Amount     Capital        Stage  (Deficit)
----------------------------------------------------------------------

Initial capital
contribution to
Artworks
International
Corp. on
March 6, 1998      1,000  $     1   $       -   $        -  $       1

Capital
contributions
to Mindcorp, LLC
during the period      -        -      62,689            -      62,689

Restatement for
the recapital-
ization of
Mindcorp and
Artworks       2,749,000    2,749      (2,749)           -           -

Net loss for
the period             -        -           -     (166,477)   (166,477)

Balance,
December 31,
1998           2,750,000    2,750       59,940    (166,477)   (103,787)

Adjustment to
reflect the
reverse
acquisition
on February 16,
1999           1,000,000    1,000       (1,000)          -           -

               -------------------------------------------------------
               3,750,000    3,750       58,940    (166,477)   (103,787)

Issuance of
common stock
on private
placements
for cash
- on February
16, 1999 for
$0.08 per
share          4,000,000    4,000      316,000           -     320,000
- in March
through May,
1999 at $1.00
per share        680,000      680      679,320           -     680,000

Forgiveness of
shareholder
advances
(Note 9)               -        -      150,000           -     150,000


Net loss for
the period             -        -            -  (1,055,336) (1,055,336)
              --------------------------------------------------------

Balance,
June 30, 1999  8,430,000 $  8,430 $  1,204,260 $(1,221,813)$    (9,123)
======================================================================


The accompanying summary of significant accounting policies and notes form an integral part of the consolidated financial statements.

====================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Consolidated Statements of Operations

                                                         Period from
                                  March 6,                   March 6,
                                     1998                       1998
                               (inception)  Six-Months    (inception)
                               to June 30,       Ended            to
                                     1999      June 30   December 31,
                              (cumulative)        1999          1998
--------------------------------------------------------------------
General and
  administrative expenses
  Bank charges and interest  $      7,451  $     6,663  $        788
  Corporate consultants           169,173      169,173             -
  Depreciation                      4,274        4,274             -
  Investor relations              100,000      100,000             -
  Foreign exchange                 28,525       28,525             -
  License fee (Note 7)             35,000            -        35,000
  Marketing and promotion         198,108      175,408        22,700
  Office, postage and
    stationary                     55,358       49,279         6,079
  Professional fees               237,614      230,714         6,900
  Rent                              5,457        5,457             -
  Transfer agent fees               4,616        4,616             -
  Telephone                        12,684       11,052         1,632
  Travel                           53,328       43,216        10,112
  Wages and employee benefits      77,996       76,245         1,751
  Website development             234,030      152,515        81,515
                             ---------------------------------------
                                1,223,614    1,057,137       166,477

Interest income                     1,801        1,801             -

Net loss for the period       $(1,221,813) $(1,055,336) $   (166,477)
====================================================================
Basic and diluted loss
per share                                  $     (0.16) $      (0.06)
                                           =========================

Weighted average shares outstanding          6,793,267     2,750,000
                                           =========================


The accompanying summary of significant accounting policies and notes form an integral part of the consolidated financial statements.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows

                                                         Period from
                                  March 6,                   March 6,
                                     1998                       1998
                               (inception)  Six-Months    (inception)
                               to June 30,       Ended            to
                                     1999      June 30   December 31,
                              (cumulative)        1999          1998
--------------------------------------------------------------------
Cash provided by (used in)

Operatiarges activities
  Net Loss for the period    $ (1,221,813) $(1,055,336) $   (166,477)
  Items not involving cash
    Depreciation                    4,274        4,274             -
    Expenses satisfied by
      capital contributions        62,689            -        62,689
   (Increase) decrease in
      assets
      Receivables                 (11,864)     (11,864)            -
      Inventories                 (25,813)     (25,813)            -
      Prepaid expenses and
        deposits                  (23,775)     (18,775)       (5,000)
    Increase (decrease) in
      liabilities
      Accounts payable and
        accrued liabilities       169,859      169,859             -
                             ---------------------------------------
                               (1,046,443)    (937,655)     (108,788)
                             ---------------------------------------

Financing activities
  Advances from related party      81,271       81,271             -
  Issuance of common stock      1,000,001    1,000,000             1
  Shareholder advances            150,000            -       150,000
                             ---------------------------------------
                                1,231,272    1,081,271       150,001
Investing activities
  Purchase of capital assets     (116,443)    (116,443)            -
  License advance                 (38,000)           -       (38,000)
                             ---------------------------------------
                                 (154,443)    (116,443)      (38,000)
                             ---------------------------------------

Increase in cash for the
  period                           30,386       27,173         3,213

Cash, beginning of period               -        3,213             -
                             ---------------------------------------
Cash, end of period          $     30,386 $     30,386 $       3,213
====================================================================

Supplementary information:
  Non-cash investing and
    financing activities
    Forgiveness of
      shareholder advances                $    150,000 $           -
                                          ==========================

The accompanying summary of significant accounting policies and notes form an integral part of the consolidated financial statements.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Summary of Significant Accounting Policies

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------

Principles of Consolidation

These consolidated financial statements
are expressed in US dollars and are
prepared in accordance with accounting
principles generally accepted in the
United States.  These consolidated
financial statements include the accounts of the Company and its wholly-owned subsidiaries: Mindcorp, LLC ("Mindcorp") and Artworks International Corp.
("Artworks").

In accordance with principles governing
the accounting for reverse acquisitions, the figures presented for the period from March 6, 1998 (incorporation of Artworks) to the respective dates of acquisition are the combined accounts of Mindcorp and Artworks.

All significant intercompany accounts and transactions have been eliminated on consolidation. All per share information for fiscal 1998 has been restated to reflect the recapitalization.

The Company has selected December 31 as
its fiscal year end.

Fixed Assets

Fixed assets are carried at cost less
accumulated depreciation. Computers are depreciated using the straight-line method over their estimated useful life of three years. Furniture and fixtures are depreciated over their estimated useful life of five years. Leasehold improvements are capitalized and amortized over the shorter of their estimated useful lives or the terms of the respective leases.

The Company has adopted Statement of
Position ("SOP") 98-1, "Accounting for the
Costs of Computer Software Developed or
Obtained for Internal Use". Accordingly, direct internal and external costs associated with the development of the features, content and functionality of the Company's online auction site, transaction-processing systems, telecommunications infrastructure and network operations, incurred during the application development stage, will be capitalized and amortized over the estimated useful life of three years once development is complete.

Financial Instruments

The Company's financial instruments
consist of cash, receivables, accounts
payable and accrued liabilities and
amounts due to a related party and a
shareholder. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted, since they are short-term in nature or they are receivable or payable on demand.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Summary of Significant Accounting Policies - Continued

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------

Inventories

Inventories are stated at the lower of
cost and net realizable value.

Income Taxes

The Company follows the provisions of
Statement of Financial Accounting
Standards ("SFAS") No. 109, "Accounting
for Income Taxes", which requires the
Company to recognize deferred tax
liabilities and assets for the expected
future tax consequences of events that
have been recognized in the Company's
financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

Foreign Currency Transactions

Transactions undertaken in currencies
other than the US dollar are translated to US dollars using the exchange rate in effect as of the transaction date.
Monetary assets and liabilities
denominated in foreign currencies are then translated to US dollars using the period end rate. Any exchange gains and losses are included in the Statement of Operations.

Loss Per Share

Loss per share is computed in accordance with SFAS No. 128, "Earnings Per Share".
Basic loss per share is calculated by
dividing the net loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive. Basic and diluted earnings per share are the same for the periods presented.

For the six-month period ended June 30,
1999 and for the period from March 6, 1998
(inception) to December 31, 1998, total
stock options of 565,000 and Nil were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Summary of Significant Accounting Policies - Continued

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------

Stock Based Compensation

The Company applies Accounting Principles
Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for stock option plans. Under APB 25, compensation cost is recognized for stock options granted at prices below the market price of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based
Compensation", requires the Company to
provide pro-forma information regarding
net income as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in SFAS No.
123.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future.

New Accounting Pronouncements

In June 1998, SFAS No. 133, "Accounting
for Derivative Instruments and Hedging
Activities", was issued.  SFAS No. 133
requires companies to recognize all
derivatives contracts as either assets or liabilities on the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

===================================================================

Wcollect.Com, Inc.
(A Development Stage Company)
Summary of Significant Accounting Policies - Continued

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------

New Accounting Pronouncements - Continued

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

In April 1998, the American Institute of
Certified Public Accountants issued SOP
98-5, "Reporting on the Costs of Start-Up
Activities" which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company adopted SOP 98-5 effective upon inception of Mindcorp and Artworks.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------

1.		Nature of Business and Continued Operations

	The Company, originally known as Household Helpers, Inc. and subsequently as HHHP, Inc., was incorporated in the state of Florida on October 10, 1989 and was inactive until the acquisition of Mindcorp, LLC ("Mindcorp") via reverse acquisition on February 16, 1999 and the acquisition of Artworks International Corp. ("Artworks") on February 19,
1999 (Note 2). Upon completion of the acquisitions, the Company amended its Articles to change its name to Wcollect.Com, Inc. With these acquisitions, the Company is now engaged in internet electronic commerce including the operation of an online auction and gallery store from its website. The website specializes in offering authentic art, sports and entertainment collectibles to internet users through partnerships with dealers, storeowners and private collectors.

	These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As at June 30, 1999, the Company has recognized no revenue and has accumulated operating losses of $1,221,813 since its inception. The continuation of the Company is dependent upon the continuing financial support of creditors and stockholders and obtaining long-term financing as well as achieving a profitable level of operations. Management plans to raise equity capital to finance the operations and capital requirements of the Company. It is management's intention to raise new equity financing of approximately $4 million within the upcoming year. Amounts raised will be used to enhance the Company's e-commerce ability through its website, to provide financing for the marketing and promotion of its site, to secure products and for other working capital purposes including operational hardware and software upgrades. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

	These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

-------------------------------------------------------------------

2.	Business Acquisitions

a)	On February 16, 1999, the Company acquired all of the
membership interest in Mindcorp, a limited liability company formed in August 4, 1998 in Nevada and engaged in the development of an e-commerce website dealing exclusively in authenticated fine art, entertainment collectibles and sports memorabilia.

2.	Business Acquisitions - Continued

Consideration for the purchase was the issuance of 2,375,000 shares of common stock of the Company.

(b)	On February 19, 1999, the Company acquired all the
issued and outstanding shares of Artworks, a Barbados international business company incorporated on March 6, 1998 with a license to obtain specific works of art from an artist. A total of 375,000 shares of common stock were issued to the shareholders of Artworks as consideration.

These transactions are accounted for as a recapitalization of the Company using accounting principles applicable to reverse acquisitions. Following reverse acquisition accounting, these financial statements are presented as a continuation of the combined business of Mindcorp and Artworks, both formerly controlled by the Company's President. The net book value of the net assets of HHHP, Inc. at the date of acquisition was $Nil as the Company had been previously inactive since incorporation. Accordingly, the value assigned to the consideration paid for these acquisitions, being the common stock of the Company, was $Nil.

-------------------------------------------------------------------

3.	Fixed Assets


                                        June 30            December 31
                                           1999                   1998
                            ------------------------------------------
                                    Accumulated   Net Book     Net Book
                            Cost   Depreciation      Value        Value

Computer hardware    $    35,201   $      2,933 $   32,268   $        -
Furniture and
fixtures                  16,852            843     16,009            -
Computer software         63,589            458     63,131            -
Leasehold
improvements                 801             40        761            -
                     --------------------------------------------------
                     $   116,443   $      4,274 $  112,169   $        -
                     ==================================================

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------


4.	Stock Options

	On May 28, 1999, the Company's Board of Directors approved amendments to the Company's Stock Option Plan originally adopted on January 29, 1999. The Plan provides for the granting of stock options to purchase up to 15% of the issued and outstanding shares of the Company. The stock option plan permits the granting of incentive and non-qualified stock options to employees, directors and consultants of the Company and its subsidiaries. Under the Plan, the granting of stock options, vesting privileges and exercise prices and terms are determined by the Compensation Committee of the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date and shall not be less than 85% of the fair market value of the Company's common stock on the grant date for other options. (In the case of options issued to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.). Options granted are not to exceed terms beyond ten years (5 years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

	On March 26, 1999, the Company granted options exercisable immediately to directors and consultants to purchase 615,000 shares of common stock at $2.50 per share until March 26, 2000, at $5.00 until March 26, 2001 and $7.50 until expiry on March 26, 2002. All the options, except for 50,000 which were cancelled, remained outstanding at June 30, 1999. There were no options granted during the prior period.

	Subsequent to June 30, 1999, 375,000 stock options granted on March 26, 1999 were cancelled. The remaining 190,000 options were repriced to $1.15 per share. On September 22, 1999, an additional 680,000 stock options were granted to directors and consultants having an exercise price of $1.15 per share and 11,000 options were granted to a consultant having an exercise price of $2.25 per share. All options granted subsequent to June 30, 1999 expire in September 2002. The options vest immediately except for 196,000 options which vest on September
22, 2000 and 145,000 which vest in two equal instalments on the first and second year anniversaries of the optionee's employment or consulting contract with the Company.

	Pro-forma information regarding Net Loss and Loss per Share is required under SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value of options granted in the six-month period ended June 30, 1999 was $Nil.
The fair value of these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following assumptions: no dividends, a risk-free interest rate of 4.95%, volatility factor of the expected market price of the Company's common stock of 0.001 and a weighted average expected life of the options of twelve months.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------

4.	Stock Options - Continued

	Under the accounting provisions of SFAS No. 123, the Company's Net Loss and Loss per Share on a pro-forma basis would be unchanged for the six-month period ended June 30, 1999.

-------------------------------------------------------------------

5.	Related Party Transactions

	Related party transactions not disclosed elsewhere in these consolidated financial statements include:

a)	legal fees paid to a firm in which a director is a partner
totalling $63,874 for the six-month period ended June 30, 1999 (1998 - $Nil). Additionally, the Company has agreed to issue
5000 shares of common stock to this director for no consideration
September 30, 1999.

b)	investor relation fees of $100,000 paid to a company in
which a former director is its President.

c)	website development costs paid to a company controlled by
the Company's President in 1998 totalling $43,737.

Related party transactions are recorded at the exchange amount, being the amount of consideration established and agreed to by the related parties.

-------------------------------------------------------------------

6.	Income Taxes

	The tax effects of temporary differences that give rise to the Company's deferred tax asset are as follows:

                                              June 30     December 31
                                                 1999            1998
                                       ------------------------------
Tax loss carryforwards                     $  360,000     $         -
Valuation allowance                          (360,000)              -
                                       ------------------------------
                                           $        -     $         -
                                       ==============================

6.	Income Taxes - Continued

	The provision for income taxes differs from the amount computed using the federal statutory income tax rate as follows:

                                                          Period from
                                         Six months     March 4, 1998
                                              ended    (incorporation)
                                            June 30    to December 31
                                               1999              1998
                                       ------------------------------
Provision (benefit) at federal
statutory rate                          $  (363,000)      $   (57,000)

Foreign income taxes at other than
the federal statutory rate                    3,000            35,000

Income taxes of the limited
liability company taxed to the
former shareholder of Mindcorp                    -            22,000

Increase in valuation allowance             360,000                 -
                                       ------------------------------
                                        $         -        $        -
                                       ==============================

	Prior to the reverse acquisition, Mindcorp, as a limited liability company, was not subject to taxation by the Internal Revenue Service. Instead, any income and losses of the Company flowed through to its member. (Had Mindcorp been a taxable entity for the period from its inception on August 4, 1998 to February 16, 1999 (acquisition date), there would be no impact on the Company's tax provision or deferred taxes not covered by a valuation allowance.) The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

	At June 30, 1999, the Company had losses available for income tax purposes of approximately $1,055,000 which will expire in 2019.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------


7.	Commitments

a)	The Company subleases office premises in Beverly Hills,
California from a partnership of which a director is a
partner for $1,000 per month until December 31, 1999 and thereafter at $1,200 per month until expiry on November 30,
2000.   The Company and two unrelated companies also lease
premises in Vancouver, Canada. Terms of the lease with the three companies includes minimum aggregate annual lease payments under the lease agreement expiring on April 30, 2004 as follows:

For the periods
ending December 31                 Amount
------------------------------------------------------
1999 (six months)        -    $    19,683
2000                     -         42,110
2001                     -         45,928
2002                     -         49,864
2003                     -         53,800
Thereafter                         18,384
                          ---------------
                              $   229,769
                          ===============

	The Company's portion of the above lease payments, based on square footage, is approximately 40%. However, each of the parties is contingently liable for the other parties to the lease should they fail to pay the agreed upon percentage.

b)	The Company has entered into three royalty agreements
covering the reproduction and sale of licensed art for terms expiring in 2000 to 2002. Term of the agreements provide for royalties ranging from $5 per unit to 80% of net sales of licensed products.

	Under terms of a royalty agreement with a specific artist, the Company has advanced $38,000 to be applied against future royalties payable. A further $35,000 non-refundable payment has been charged to the Statement of Operations.

A third agreement was signed with a Japanese company on July 21, 1999 to market and promote the Company's website to users in Japan. Pursuant to the agreement, the Company will pay a fee to the Japanese company ranging from 10 -
15% of items sold which originate from Japan until sales from the localized website exceed 20 million yen (approximately
$180,000).

c)	The Company has entered into an employment agreement with
its President for an annual fee of $175,000 plus bonuses based on revenue for a term expiring on January 31, 2004.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------

8.	Due to Related Party

a)	Unpaid amounts due to the Company's President for
management fees and reimbursable expenses totalling $24,271 are unsecured, bear interest at 12% per annum and are repayable on demand.

b)	A loan of $57,000 from a company controlled by the
Company's President is unsecured, bears interest at 10% per annum and is due on June 30, 2000. Subsequent to June 30, 1999, the Company received an additional unsecured loan of $30,000 from this company bearing interest at 10% per annum and repayable on September 17, 2000. The lender can demand earlier repayment of 50% of the amount outstanding should the Company receive debt and/or equity financing in aggregate of $1,000,000.

The loans totalling $87,000 are convertible into common stock of the Company at a price of $1 per common share as a result of an agreement dated September 17, 1999.

c)	Additionally, the President has provided 550 shares of
Microsoft Corporation to the Company's bank to be used as collateral for a merchant banking account. As consideration, in the event that Microsoft Corporation's share value declines, the President will receive the difference between the value of the Microsoft Corporation shares on July 17, 1999(the date of the advance) of approximately $54,000 and the value on the date of return plus 10% interest per annum on the difference.

-------------------------------------------------------------------

9.	Shareholder Advances

Amounts due to a former shareholder of Artworks were unsecured, non-interest bearing and due on demand. Upon the acquisition by Wcollect.Com, Inc. on February 19, 1999 (Note
2), the shareholder waived his right to repayment of the outstanding advances.

-------------------------------------------------------------------

10.	Subsequent Events

a)	On July 25, 1999, the Company issued 250,000 units for
total proceeds of $250,000, with each unit comprising one share of common stock and one-half of one warrant to purchase one share of the Company's common stock at a price of $1.50 per share. Each warrant is exercisable until expiry on July 25, 2000.

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------

10.	Subsequent Events - Continued

b)	On September 24, 1999, the Company entered into an
agreement to acquire proprietary internet auction engine software and source code. The purchase price totaled
$38,560 and is due on January 22, 2000 together with interest at 9% per annum. At any time before the due date, at the vendor's option, the indebtedness plus accrued interest may be converted to common stock of the Company at the conversion ratio of one share for each dollar of indebtedness. If the indebtedness remains unconverted on the due date, the Company has the option to convert the indebtedness (subject to regulatory approval) to stock in the same ratio if the trailing 30 day average closing trading price of its common stock is greater than $4 per share with no specific day closing below $4 per share.

c)	The Company has received notice of a dispute from a
supplier regarding the payment of amounts allegedly due for website development and hosting charges. Management believes the dispute to be frivolous and, at this time, the likelihood of losses to the Company stemming from this action are indeterminable. Any losses will be recorded in the period of settlement.

d)	The Company has received $60,000 upon the issuance of a
convertible note due on October 31, 2000. The note is unsecured, bears interest at 10% per annum and is convertible at the lender's option into common stock at a conversion price of $1 per share.

Additional 9% convertible notes totalling $100,000 were issued on October 7, 1999. The notes are convertible at the lenders' option at a price of $0.75 per common share for a one year period. If the notes are not converted, the balance of principal and interest (adjusted to prime plus 3%, not to be less than 9% per annum) will be due on October 31, 2002. The Company has also granted the noteholders an option for an 120 day period to acquire a further $150,000 of convertible notes under the same terms and conditions except that the conversion price will be based upon a 25% discount to the trailing 30 day closing price of the Company's stock.

e)	The Company has entered into an agreement dated September
27, 1999 with a consultant to act as Chief Operating
Officer. Compensation for this individual includes the issuance of 100,000 common shares (for no consideration) of which 25,000 shares were issued upon signing the agreement. The remaining shares are held in escrow to be released upon filing of the Company's 10-SB registration statement (25,000 shares) and after 180 days (50,000 shares).

===================================================================
Wcollect.Com, Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

June 30, 1999 and December 31, 1998
-------------------------------------------------------------------


10.	Subsequent Events - Continued

f)	The Company has entered into an agreement (subject to the
satisfaction of certain conditions, including raising financing of $300,000) with another consulting firm to provide corporate strategy services. Consideration includes a cancellable (with appropriate notice) monthly fee of $10,000 plus expenses for two years and the future issuance of 925,155 shares of common stock. Additionally, the contract includes clauses which require the payment of a finders fee calculated as 3 - 5% should the Company enter into a business combination with any affiliates, consultants or personnel of the consulting firm within 24 months of contract termination.

g)	Pursuant to an agreement dated August 15, 1999, the Company
will issue 800,000 shares of common stock to another consultant for corporate financial services.

Common stock to be issued pursuant to Notes 10(f) through (g) will be valued using the market value of the Company's stock on the date of release.

BDO
BDO Dunwoody LLP
Chartered Accountants

600 Park Place
666 Burrard Street
Vancouver, B.C.  Canada V6C 2X8
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: finance@vancouver.bdo.ca
www.bdo.ca



===================================================================

                                 CONSENT OF INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------



We hereby consent to the inclusion of our Auditor's Report dated October 7, 1999, on the consolidated financial statements of Wcollect.Com, Inc. for the six-month period ended June 30, 1999 and for the period from March 6, 1998 (inception) to December 31, 1998 in the Company's Form 10-SB registration statement to be filed with the United States Securities and Exchange Commission. We also consent to the application of such report to the financial information in the Form 10-SB, when such financial information is read in conjunction with the financial statements referred to in our report.





                                              \s\ BDO Dunwoody LLP

                                              Chartered Accountants
Vancouver, Canada
October 14, 1999

                            PART III

                       INDEX TO EXHIBITS


Exhibit Number    Description of Exhibit
--------------    ----------------------
2.1               Articles of Amendment to Household Helpers, Inc.
2.2               Articles of Amendment to Articles of Incorporation
                  re: Name Change
2.3               Amended By-Laws of the Company
3.1               Amended Stock Option Plan
6.1               MindCorp Acquisition Agreement dated February 1,
                  1999 between the Company and Stewart Irvine
6.2               Artworks Acquisition Agreement dated February 19,
                  1999 between the Company and  Stewart Irvine, Robin
                  Hendry, Raymond Spence, Richard Blank, Scott Lanoff
6.3               Agreement between the Company and National Academy
                  of Recording Arts and Sciences Inc. dated February
                  10, 1999
6.4               Agreement between the Company and Justsystem
                  Corporation of Japan dated July 21, 1999
6.5               Sub-Lease Agreement between the Company and Lowy &
                  Zucker dated May 15, 1999
6.6               Lease Agreement between the Company, Varcom Inc. and
                  Igear Development Corporation, as tenants, and Firwood Land and Trading Company Limited, as landlord, dated February 22, 1999.
6.7               Agreement between the Company and Stewart Irvine
                  dated February 1, 1999
6.8               Agreement between the Company and Andrew Zucker
                  dated December 10, 1998
6.9               Agreement between the Company and Clifford Wildes
                  dated September 27, 1999
6.10              Agreement between the Company and Cortez
                  Capital Inc. dated August 3, 1999
6.11              Agreement between the Company and Universal
                  Commerce Ltd. dated August 15, 1999
6.12              Agreement between the Company and Classified
                  Project Inc. dated September 24, 1999

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:	October 15, 1999


WCOLLECT.COM, INC.

      \s\ Stewart Irvine
By:	_______________________________
	STEWART IRVINE
	Director and President

                               42